UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”). The Company’s principal executive offices are located at 14200 Shady Grove Road, Rockville, Maryland 20850. The Company’s telephone number at this address is (301) 309-8504.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock” or the “Shares”). All references in this Statement to the “Shares” shall include the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Rights”), to be issued pursuant to the Rights Agreement, dated as of May 16, 2012, by and between the Company and American Stock Transfer and Trust Company, LLC, as rights agent (the “Rights Agreement”). As of April 30, 2012, there were 199,368,634 Shares outstanding, 501,001 Shares issuable upon the vesting of outstanding restricted stock unit awards, approximately 48,735,463 Shares subject to issuance upon conversion of the Company’s outstanding convertible notes and outstanding options to purchase approximately 27,159,515 Shares.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.hgsi.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by H. Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, pursuant to which Purchaser has offered to purchase all of the issued and outstanding Shares, at a price of $13.00 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2012 by Purchaser and GSK.

The Schedule TO indicates that the purpose of the Offer is to acquire the entire equity interest in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all issued and outstanding Shares. If the Offer is consummated, GSK and Purchaser intend, promptly following consummation of the Offer, to have GSK and Purchaser consummate a second-step merger (the “Proposed Merger”). At the effective time of the Proposed Merger, each then outstanding Share (other than Shares held by GSK and its subsidiaries, Shares held in the treasury of the Company, Shares held by subsidiaries of the Company, if any, and Shares held by the Company’s stockholders who have perfected their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) would be canceled and converted automatically into the right to receive an amount in cash per Share equal to the highest price per Share paid by Purchaser pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a direct or indirect wholly-owned subsidiary of GSK.

The Schedule TO provides that the Offer is conditioned upon numerous conditions including, among other conditions, (1) there having been validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (2) the Board of Directors of HGS (the “Board”) having approved the Offer under Section 203 of the DGCL or Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger (the “Section 203 Condition”), (3) conditions relating to the absence of any agreement of, or transaction by, HGS that impairs, in their judgment, Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishes the expected value to GSK of the acquisition of HGS, (4) conditions relating to antitrust considerations in the United States and foreign jurisdictions, (5) conditions relating to the absence of litigation or other adverse actions, (6) conditions relating to the absence of material adverse effects on HGS and its subsidiaries, taken as a whole, (7) conditions relating to the performance of market indices, (8) conditions relating to the absence of changes to the constituent documents of HGS or any of its subsidiaries, (9) conditions relating to the absence of adverse effects on HGS’ contracts and (10) conditions relating to certain changes in ownership of HGS’ securities. In addition, all of the conditions are for the sole benefit of GSK, Purchaser and their affiliates and may be asserted by GSK or Purchaser in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

In addition, the Schedule TO states that if the Board has not taken all actions within its power to cause the conditions contained in the Offer to Purchase to be satisfied, Purchaser may determine to solicit stockholder consents to, among other things, remove the current members of the Board and elect a slate of nominees to the Board, and to effect certain changes with respect to HGS’ by-laws to facilitate such matters.

According to the Schedule TO, GSK’s principal executive office is located at 980 Great West Road, Brentford, Middlesex, TW8 9GS, United Kingdom and its telephone number at such address is +44 20 8047 5000, and the principal executive office of Purchaser is located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102. The telephone number of Purchaser at such address is (215) 741-4000.

With respect to all information described in this Statement or the annexes and exhibits to this Statement contained in the Offer to Purchase, the related Letter of Transmittal, the Schedule TO, and any exhibits, amendments or supplements thereto, including information concerning GSK and Purchaser or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by GSK or Purchaser to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 30, 2012 (the “2012 Proxy Statement”), relating to the Company’s 2012 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between HGS or any of its affiliates, on the one hand, and (i) HGS or any of its executive officers, directors or affiliates, or (ii) GSK, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2012 Proxy Statement: “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers,” “Transactions with Related Persons,” “Director

Compensation,” “Executive Compensation — Compensation Discussion and Analysis,” “Executive Compensation —Summary Compensation Table,” “Executive Compensation —Grants of Plan-Based Awards,” “Executive Compensation —Outstanding Equity Awards at Fiscal Year-End,” “Executive Compensation —Potential Payments Upon Termination or Change of Control” and “Additional Information.”

Any information contained in the pages from the 2012 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with GSK and its Affiliates

According to the Schedule TO, GSK owned 53,251 Shares as of May 10, 2012. The 53,251 Shares owned by GSK represent approximately 0.03% of the issued and outstanding Shares as of April 30, 2012.

BENLYSTA®. In 2006, HGS entered into an agreement with GSK for the co-development and co-commercialization of BENLYSTA. Under the BENLYSTA agreement, HGS and GSK share Phase 3 and 4 development costs, sales and marketing expenses, and profits equally. HGS has primary responsibility for bulk manufacturing. HGS received an execution fee of $24.0 million under this agreement and recognized this payment ratably over the development period. HGS recognized $52.3 million from sales of BENLYSTA in 2011 and $3.4 million from the execution fee in 2010. The BENLYSTA agreement includes cost-sharing provisions under which HGS and GSK share clinical development costs. HGS recorded cost reimbursement from GSK under this provision of $25.1 million in 2011 and $62.0 million in 2010, which was reflected as a reduction in expenses. This agreement will expire three years after the later of (i) the expiration date of certain patent rights related to BENLYSTA and (ii) a period of 10 years after the first commercial sale of BENLYSTA. These certain patent rights are expected to expire by 2023, with the potential for later expiration that may result from any issuance of additional patent and/or patent term extensions. GSK may terminate the agreement if, upon the basis of competent scientific evidence or data regarding commercial potential, GSK determines BENLYSTA does not merit incurring additional development or marketing expenses. In addition, either party may terminate if the other party commits a material breach of the agreement or if the other party becomes bankrupt or insolvent.

Darapladib. HGS also has substantial financial rights under agreements with GSK to two novel drugs that GSK has advanced to late-stage development, darapladib and albiglutide. Under its agreement with GSK regarding darapladib, HGS will receive a 10% royalty on worldwide sales of darapladib if it is commercialized, and HGS has a 20% co-promotion option in North America and Europe.

Albiglutide. Albiglutide was created by HGS using its proprietary albumin-fusion technology, and the product was licensed to GSK in 2004. Under the license agreement with GSK, HGS is entitled to fees and milestone payments that could amount to as much as $183.0 million — including $33.0 million received to date. HGS is also entitled to single-digit royalties on worldwide sales if albiglutide is commercialized.

Rilapladib. Like darapladib, rilapladib is a small-molecule inhibitor of Lp-PLA2 that was discovered by GSK based on HGS technology. In a Phase 2 trial initiated in October 2011, GSK is evaluating the effects of rilapladib on biomarkers related to the pathogenesis and progression of Alzheimer’s disease and on cognitive function. HGS will receive 10% royalties on worldwide sales if rilapladib is commercialized, and has a 20% co-promotion option in North America and Europe.

Other. Certain directors of the Company have affiliations with GSK, as follows:

•

Maxine Gowen, Ph.D., currently a director of the Company, serves on an ophthalmology advisory board for GSK. Dr. Gowen receives a per diem payment for attending GSK ophthalmology advisory board meetings, which occur two to three times per year.

•

Colin Goddard, Ph.D., currently a director of the Company, serves on an oncology advisory board for GSK. Dr. Goddard receives a per diem payment for attending GSK oncology advisory board meetings, which occur two to three times per year. Dr. Goddard owns 2,000 common shares of GSK, representing approximately 0.00004% of the outstanding common shares of GSK as of May 9, 2012.

•

Allan Baxter, Ph.D., currently a director of the Company, serves as chairman of Stevenage Bioscience Catalyst and director of Autifony Therapeutics Limited, both of which are companies in which GSK is an investor. Dr. Baxter owns 109,922 common shares of GSK, representing approximately 0.002% of the outstanding common shares of GSK as of May 9, 2012, and options to purchase 583,815 common shares of GSK. In addition, Dr. Baxter’s wife is employed by GSK.

Cash Consideration Payable to Directors and Executive Officers Pursuant to the Offer and Proposed Merger

As a group, the directors and executive officers of the Company hold an aggregate of approximately 623,577 Shares as of May 14, 2012. In the event that the directors or executive officers were to tender any Shares they own for purchase pursuant to the Offer, or if the Proposed Merger were to occur and the directors and executive officers did not exercise their appraisal rights, the directors and executive officers would receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares or do not exercise their appraisal rights, as the case may be. If the directors and executive officers were to tender all of the 623,577 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by Purchaser for $13.00 per Share, the directors and executive officers would receive an aggregate of approximately $8.1 million in cash, less applicable withholding taxes. To the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Equity-Based Awards Held by Directors and Officers of the Company

Set out below is a discussion of the treatment in connection with the Offer and Proposed Merger of various equity incentive compensation awards held by our directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the directors and executive officers in respect of such awards in connection with the Offer and Proposed Merger, the discussion below assumes that the directors and executive officers will not exercise their appraisal rights in connection with the Proposed Merger (i.e., that they will receive the same $13.00 per Share consideration being offered to all other stockholders of the Company in connection with the Offer and Proposed Merger).

Treatment of Stock Options

Upon a change in control of the Company (within the meaning of the Company’s stock incentive plans), all options held by directors and executive officers of the Company will become fully vested and exercisable. A change of control for these purposes will occur upon, but not until, the consummation of the Offer. In connection with the Proposed Merger, outstanding options that are not assumed or replaced will terminate upon consummation of the transaction. In that case, the optionees will be given the right to exercise their options before the options terminate. Assuming all outstanding stock options are vested upon consummation of the Offer and are exercised immediately prior to the consummation of the Proposed Merger, the approximate value of the net cash payments that each director and executive officer of the Company could receive (before any applicable withholding taxes) from option exercises (i.e., the excess, if any, of the Offer price over the per Share exercise price of the respective options multiplied by the total number of Shares subject to such options) is set forth in the table below.

In addition, executive officers may participate in the Company’s Employee Stock Purchase Plan, which is a type of stock option plan. Under that plan, executive officers (but not directors) will have the right, along with all other participating employees, to purchase Shares immediately prior to consummation of the Offer at a per-Share exercise price equal to 85% of the average of the high and low Share sale prices on January 3, 2012 (i.e., a per-Share exercise price of $6.31) using any payroll deductions that have been accumulated and not refunded at such time, but not in excess of 3,367 Shares (i.e., the number of Shares with a value of $25,000 based on the per-Share value on January 3, 2012). The number of Shares ultimately available for purchase under the plan could increase to the extent additional payroll deductions accumulate before consummation of the Offer.

The information in the following table is based on the number of options with a per-Share exercise price less than the Offer price held by the Company’s directors and executive officers as of May 14, 2012.

Name of Executive Officer or Director	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options in Proposed Merger
Susan D. Bateson	252,546	$1,191,055	130,931	$801,339	$1,992,394
James H. Davis, Ph.D., J.D.	690,108	$3,212,187	139,269	$905,397	$4,117,584
Barry A. Labinger	302,060	$1,455,917	139,269	$905,397	$2,361,314
Craig C. Parker	—	$—	54,000	$257,580	$257,580
Curran M. Simpson	272,868	$1,938,618	130,931	$801,339	$2,739,957
David P. Southwell	—	$—	108,000	$515,160	$515,160
David C. Stump, M.D.	823,741	$3,734,502	139,269	$905,397	$4,639,899
H. Thomas Watkins (1)	2,873,927	$13,800,574	464,230	$3,017,990	$16,818,565

Allan Baxter, Ph.D.	—	$—	—	$—	$—
Richard J. Danzig	128,000	$485,280	—	$—	$485,280
Colin Goddard, Ph.D.	—	$—	—	$—	$—
Maxine Gowen, Ph.D.	57,000	$450,290	—	$—	$450,290
Tuan Ha-Ngoc	89,000	$441,060	—	$—	$441,060
A. N. “Jerry” Karabelas, Ph.D.	128,000	$485,280	—	$—	$485,280
John L. LaMattina, Ph.D.	28,991	$225,792	—	$—	$225,792
Augustine Lawlor	128,000	$377,760	—	$—	$377,760
George J. Morrow	—	$—	—	$—	$—
Gregory Norden	—	$—	—	$—	$—
Robert C. Young, M.D.	83,170	$414,725	—	$—	$414,725

(1)	Cash consideration for vested stock options includes consideration for 3,157 shares under the Employee Stock Purchase Plan.

Treatment of Restricted Stock Units

Upon a change in control of the Company (which, as with the stock options, for this purpose will occur upon consummation of the Offer), all unvested restricted stock units (“RSUs”) held by directors and executive officers of the Company become fully vested. Assuming all unvested RSUs are vested upon consummation of the Offer, the Shares issued thereunder would be cancelled and, unless settled in the discretion of the Company for a per-Share cash payment of $13.00 immediately following consummation of the Offer, converted in the Proposed Merger into a right to receive the Offer price (subject to any applicable withholding of taxes required by applicable law). The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for cancellation of the Shares underlying such RSUs is set forth in the table below. This information is based on the Offer price and the number of RSUs held by the Company’s directors and executive officers as of May 14, 2012.

Name of Executive Officer or Director	Number of RSUs	Cash Consideration for RSUs
Susan D. Bateson	—	$—
James H. Davis, Ph.D., J.D.	—	$—
Barry A. Labinger	—	$—
Craig C. Parker	—	$—
Curran M. Simpson	26,334	$342,342
David P. Southwell	—	$—
David C. Stump, M.D.	—	$—
H. Thomas Watkins	—	$—

Allan Baxter, Ph.D.	—	$—
Richard J. Danzig	1,666	$21,658
Colin Goddard, Ph.D.	1,666	$21,658
Maxine Gowen, Ph.D.	1,666	$21,658
Tuan Ha-Ngoc	1,666	$21,658
A. N. “Jerry” Karabelas, Ph.D.	1,666	$21,658
John L. LaMattina, Ph.D.	1,666	$21,658
Augustine Lawlor	1,666	$21,658
George J. Morrow	1,666	$21,658
Gregory Norden	1,666	$21,658
Robert C. Young, M.D.	1,666	$21,658

The following table sets forth the approximate total amount of consideration that each director and executive officer of the Company would be entitled to receive in connection with the consummation of the Offer and Proposed Merger as a result of the Company equity interests held by each director or executive officer as of May 14, 2012. The table does not include “change in control” payments to the executive officers upon completion of the Offer and payments if the executive officers were to be terminated in connection with the Offer. Such payments are detailed below in the section entitled “Potential Severance and Change in Control Benefits of Executive Officers.”

Name of Executive Officer or Director	Cash Consideration for Shares (1)	Cash Consideration for RSUs	Cash Consideration for Stock Options	Total Cash Consideration in connection with Offer and Proposed Merger
Susan D. Bateson	$809,510	$—	$1,992,394	$2,801,904
James H. Davis, Ph.D., J.D.	$1,153,607	$—	$4,117,584	$5,271,191
Barry A. Labinger	$238,706	$—	$2,361,314	$2,600,020
Craig C. Parker	$—	$—	$257,580	$257,580
Curran M. Simpson	$206,466	$342,342	$2,739,957	$3,288,765
David P. Southwell	$254,488	$—	$515,160	$769,648
David C. Stump, M.D.	$1,180,855	$—	$4,639,899	$5,820,754
H. Thomas Watkins	$2,158,979	$—	$16,818,565	$18,977,543

Allan Baxter, Ph.D.	$—	$—	$—	$—
Richard J. Danzig	$84,500	$21,658	$485,280	$591,438
Colin Goddard, Ph.D.	$74,438	$21,658	$—	$96,096
Maxine Gowen, Ph.D.	$307,632	$21,658	$450,290	$779,580
Tuan Ha-Ngoc	$201,643	$21,658	$441,060	$664,361
A.N. “Jerry” Karabelas, Ph.D.	$210,782	$21,658	$485,280	$717,720
John L. LaMattina, Ph.D.	$546,117	$21,658	$225,792	$793,567
Augustine Lawlor	$518,583	$21,658	$377,760	$918,001
George J. Morrow	$130,000	$21,658	$—	$151,658
Gregory Norden	$32,500	$21,658	$—	$54,158
Robert C. Young, M.D.	$414,076	$21,658	$414,725	$850,459

(1)	For Drs. Gowen and Young, cash consideration for Shares includes consideration for Shares they own plus payment of deferred stock units credited to their account under the Non-Employee Director Equity Compensation Plan as described in the section on “Director Compensation” below.

Potential Severance and Change in Control Benefits of Executive Officers

The Company’s Chief Executive Officer and other key executives are participants in the Company’s Second Amended and Restated Key Executive Severance Plan (the “Key Executive Severance Plan”). In addition to full vesting of equity awards in connection with a change in control, as described above, the Key Executive Severance Plan provides that in the event the executive’s employment is terminated by the Company or by a successor without cause or by the executive for good reason, in either case within 18 months after a change in control (including, under the facts here, consummation of the Offer), or by the Company during any period of time when the Board has knowledge that any third person has taken steps reasonably calculated to effect a change in control of the Company until, in the opinion of the Board, the third party has abandoned or terminated its efforts to effect a change in control, the Company will make a cash payment to the executive in a single lump sum within thirty days after his or her termination of employment (subject to a six month delay of payment if required under applicable tax rules) equal to 1.5 times (2.0 times in the case of the Chief Executive Officer) the sum of the executive’s annual salary plus average annual bonus and the executive will be entitled to continue to participate in the Company’s group medical, dental, life and disability programs for a period of 18 months (24 months in the case of the Chief Executive Officer) at the same rates applicable to the executive during the executive’s employment. No tax gross-up is provided under the Key Executive Severance Plan other than for income taxes that may apply to the continuation of welfare benefits. Each executive has agreed to a confidentiality and twelve month non-solicitation provision as a condition to participation in the Key Executive Severance Plan. Under the Key Executive Severance Plan, the amounts payable upon a change in control may be reduced if the executive became liable for payment of excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to “excess parachute payments” as defined in Section 280G of the Code and reducing the benefit would provide the executive with a better net after-tax result than if no such reduction were applied.

Under the Key Executive Severance Plan, a termination for “good reason” generally means a termination by the executive due to: (i) removal from, or failure to be reappointed or reelected to, the executive’s principal positions immediately prior to the change in control (other than as a result of a promotion); (ii) a material diminution in the executive’s title, position, duties or responsibilities, or the assignment to the executive of duties that are inconsistent, in a material respect, with the scope of duties and responsibilities associated with the executive’s position immediately prior to the change in control; (iii) a material reduction in the executive’s base compensation or target bonus opportunity; (iv) relocation of the executive’s principal workplace to a location which is more than fifty miles from the executive’s principal workplace; or (v) any material failure by the Company to require a successor to assume its obligations under the plan.

Assuming the employment of the Company’s executive officers had been terminated following a change in control of the Company by the Company without cause or by the executive officer for good reason on May 14, 2012, without any reduction for purposes of Section 4999 of the Code, they would have been entitled to the following payments and benefits (determined without regard to any accelerated equity incentive compensation vesting, which is described above):

Executive	Lump Sum Base + Bonus	Benefits	Total(1)
Susan D. Bateson	$755,500	$32,260	$787,760
James H. Davis, Ph.D., J.D.	$1,120,000	$57,860	$1,177,860
Barry A. Labinger	$1,127,500	$47,875	$1,175,375
Craig C. Parker	$750,000	$34,893	$784,893
Curran M. Simpson	$880,000	$40,100	$920,100
David P. Southwell	$907,500	$40,969	$948,469
David C. Stump, M.D.	$1,267,500	$48,038	$1,315,538
H. Thomas Watkins	$2,680,000	$73,004	$2,753,004

(1)	The calculation of the total payment is based on the following: (i) base pay using salary as of February 11, 2012; (ii) the average annual bonus payments for fiscal 2011, fiscal 2010, and fiscal 2009 (for Mr. Southwell, fiscal 2011 and fiscal 2010, and for Mr. Parker, hired in 2011, an annualized bonus for fiscal 2011); (iii) health benefits based on 2012 COBRA rates; and (iv) life and disability insurance premiums based on current formula calculations.

For further information with respect to the arrangements between the Company and certain executive officers described in this Item 3, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference).

Director Compensation

Only the Company’s non-employee directors receive compensation for their service as directors. Each non-employee director of the Company is eligible to receive a director’s fee of $30,000 per year and a fee ranging from $750 to $2,000 for participation in each meeting of the Board or meeting of a committee of the Board. The Chairman of the Board is entitled to an additional director fee at a rate of $60,000 per year. The chairman of the Audit Committee is entitled to an additional director fee at a rate of $13,000 per year, with each member of the Audit Committee other than the chair receiving an additional fee of $5,000. The chairmen of the Nominating and Governance Committee,

Compensation Committee and Finance Committee are entitled to an additional director fee of $8,000 per year, with each member of these committees other than the chairs receiving an additional fee of $3,000.

Each non-employee director is entitled to receive an automatic grant of an option to purchase 25,000 Shares on the date that such non-employee director is first elected or appointed. Each non-employee director is entitled to receive an automatic grant of an option to purchase 16,000 Shares and 2,500 restricted stock units on the day immediately following the date of each annual meeting of stockholders. Under the Human Genome Sciences, Inc. Non-Employee Director Equity Compensation Plan, non-employee directors may elect to receive Shares in lieu of cash fees otherwise payable to such directors for their services on the Board. Under the plan, directors may receive fully vested Shares or elect to have fully vested stock units credited to an account. The number of Shares or stock units is based on the fair market value of the Company’s common stock on the date the cash fees are otherwise payable to the director. Stock units credited to a director’s account generally are settled in Shares when the director ceases to serve on the Board, but are settled in Shares upon an earlier change in control of the Company, which would include consummation of the Offer. Currently, two directors (Drs. Gowen and Young) are credited with stock units under the plan (covering 13,177 and 18,852 Shares, respectively). As described above, all outstanding unvested stock options and restricted stock units fully vest upon a change in control of the Company and the Offer, if consummated according to its terms, would constitute a change in control of the Company for purposes of all outstanding stock options and restricted stock units held by the Company’s non-employee directors. Payment of the two directors’ deferred stock units is included in the chart on page 7 above as cash consideration for Shares.

Indemnification of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses, which such officer or director has actually and reasonably incurred.

The Company’s Amended and Restated By-Laws provide that the Company shall, to the fullest extent authorized by the DGCL, indemnify any person, or the legal representative of any person, who is or was a director or senior officer of the Company or another corporation, or as a controlling person of another enterprise, if such person served such corporation or enterprise at the Company’s request. The Company’s Amended and

Restated By-Laws further provide that in the case of an action, suit or proceeding initiated by the indemnified person, the Company shall indemnify the person only if such action, suit or proceeding was authorized by the Board. Additionally, the Company’s Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the Company shall advance expenses to such directors and senior officers in connection with defending a proceeding brought against such directors or senior officers by reason of the fact that he is or was serving in such capacity at the request of the Company, upon the delivery of an undertaking by or on behalf of such person to repay all amounts so advanced if it should ultimately be determined that such person is not entitled to indemnification by the Company under the Company’s Amended and Restated By-Laws or otherwise. The Company’s Amended and Restated By-Laws also permit the Company to maintain insurance to protect itself and any of its directors, officers, employees or agents against any liability with respect to which the Company would have the power to indemnify such persons under the DGCL. The Company also maintains officers’ and directors’ liability insurance which insures against certain liabilities that officers and directors of the Company may incur.

The Company’s Restated Certificate of Incorporation contains a provision eliminating the liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty except under certain specified circumstances.

In addition, the Company has entered into indemnification agreements with each of its directors and executive officers pursuant to which the Company has agreed to indemnify and advance expenses to such persons to the fullest extent permitted by law. The form of Indemnification Agreement between the Company and each of its directors and officers is filed as Exhibit (e)(10) to this Statement and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Solicitation Recommendation

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or HGS’ information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders May Call Toll-Free: (877) 717-3926

Banks & Brokers May Call Collect: (212) 750-5833

A copy of a letter to stockholders communicating the Board’s recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(9) and (a)(10) hereto, respectively, and are incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background

As described above, HGS and GSK have an ongoing commercial relationship. As a result, executives of the two companies regularly engage in ordinary course business communications.

On the morning of April 11, 2012, Andrew Witty, Chief Executive Officer of GSK, telephoned Thomas Watkins, President and Chief Executive Officer of HGS, and made an unsolicited proposal on behalf of GSK to acquire all of the Company’s Shares at a price of $13.00 per share in cash. Mr. Watkins indicated that he would discuss GSK’s unsolicited proposal with the Board. Shortly after the call, Mr. Watkins received a letter from Mr. Witty confirming GSK’s non-binding proposal. The letter stated that GSK was prepared to commence a cash tender offer for the Shares at a price of $13.00 per share and that GSK expected a response from the Company by April 19, 2012.

The full text of the letter from GSK to HGS is set forth below.

11 April 2012

Mr. H. Thomas Watkins

President and Chief Executive Officer

Human Genome Sciences, Inc.

14200 Shady Grove Road,

Rockville, Maryland 20850-7464

USA

Dear Tom

This letter follows up on our call earlier today, to formally convey to you the proposal for an acquisition of Human Genome Sciences, Inc. (“HGSI”) that I described in our conversation.

Under our proposal, which has been unanimously approved by our Board of Directors, GlaxoSmithKline plc (“GSK”) is prepared to offer $13 per share in cash for all of the outstanding shares of HGSI common stock. This price represents a 73% premium to the closing price of HGSI common stock of $7.53 on April 10, 2012, a premium of 66% to the thirty day trading average closing price of $7.83 and a premium of 58% to the ninety trading day average closing price of $8.23.

We believe this all-cash transaction is compelling for your shareholders and fully takes into account the value of Benlysta, albiglutide, darapladib and your other assets, as well as the synergies inherent in a business combination. Your shareholders would receive immediate liquidity at a substantial premium to the market’s assessment of HGSI’s value, without further exposure to the significant execution risk and uncertainty relating to achieving future growth and development of your products over many years. Our proposal would deliver immediate certain value to HGSI shareholders that is superior to what we believe you can reasonably expect to create as a standalone company.

GSK and HGSI have collaborated for nearly 20 years, and we greatly respect your history of innovation and what you have achieved. We believe now is the appropriate time in the evolution of our relationship for our two companies to combine and that GSK is uniquely positioned to deliver on the promises of Benlysta, albiglutide and darapladib for the physicians, patients and the respective shareholders that we serve. The logic of this combination is clear for both companies and our respective shareholders.

We believe the acquisition can be completed expeditiously and are prepared to commence a cash tender offer with no financing or due diligence condition. We have retained Lazard and Morgan Stanley as our financial advisors and Cleary Gottlieb Steen & Hamilton LLP and Wachtell, Lipton, Rosen & Katz as our legal counsel, and are prepared to move forward immediately. We are confident that the transaction will promptly receive all necessary regulatory approvals, including antitrust clearances.

We are prepared to deliver a draft merger agreement to you and begin discussions immediately, with the expectation that we and you would be in a position to enter into and announce a definitive agreement within the very near future. We hope to work with you on a friendly basis to complete this transaction successfully and expeditiously, and I would suggest that our respective financial and legal advisors meet at your earliest convenience to work toward this goal.

As I stated to you we value our long relationship strongly and would prefer to continue to engage in a confidential dialogue with you and your Board regarding our proposal, which we believe would be well received by your shareholders. Our Board is fully committed to moving forward with this proposed transaction.

This letter does not represent or create any legally binding or enforceable obligations. No such obligations will be imposed on either party unless and until a definitive agreement is signed by both GSK and HGSI.

We ask that you please respond to this proposal by April 19.

Yours sincerely

Sir Andrew Witty

Following receipt of the letter, Mr. Watkins contacted Argeris Karabelas, the Chairman of the Board, to inform him of GSK’s proposal. Mr. Watkins also informed members of his senior management team of GSK’s proposal. Management then contacted DLA Piper LLP (US) (“DLA Piper”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), the Company’s outside counsel, and Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisor, to discuss GSK’s proposal.

On the afternoon of April 11, 2012, at a telephonic meeting of the Finance Committee of the Board, Mr. Watkins informed Committee members of his conversation with Mr. Witty and GSK’s proposal. The Committee requested that the Company, along with its advisors, analyze the terms of GSK’s proposal and provide an update on this analysis to the Committee on April 13, 2012. During the course of the day, Mr. Watkins contacted the remaining Board members to inform them of GSK’s proposal.

On April 12, 2012, Mr. Watkins notified the Company’s strategic consultant, Dr. Stelios Papadopoulos, and requested his assistance in analyzing GSK’s offer.

On April 13, 2012, at a telephonic meeting of the Finance Committee of the Board, attended by Dr. Papadopoulos, Mr. Watkins reviewed the status of the Company’s ongoing analyses relating to GSK’s proposal and explained that Goldman Sachs was in the process of conducting a financial analysis of the Company based on the Company’s strategic plan, including the GSK assets to which the Company has financial rights. The Committee discussed the possible range of actions that the Company could take in responding to the letter. After this discussion, the Committee and the other members of the Board on the telephone call requested a telephonic meeting of the full Board be held at noon on April 17, 2012, and also requested that the Company’s financial and legal advisors be present at this meeting.

In connection with Goldman Sachs’ role as financial advisor, representatives of Goldman Sachs reminded management that Goldman Sachs was one of two counterparties to certain capped call transactions with the Company entered into in connection with the Company’s convertible notes offering in 2011, which capped call transactions are described in more detail in “Item 5. Persons/Assets Retained, Employed, Compensated or Used — Capped Call Transactions” below.

On April 17, 2012, at a telephonic meeting of the Board, representatives of DLA Piper and Skadden Arps reviewed with the Board its fiduciary duties and various process-related issues and considerations that arise in connection with the evaluation of, and response to, an unsolicited acquisition proposal. Mr. Watkins then reviewed with the Board the terms of GSK’s proposal. Representatives of Goldman Sachs next reviewed with the Board the Company’s recent stock price performance, Wall Street analyst estimates and commentary, certain financial analyses and data regarding the Company and various process considerations. Representatives of Goldman Sachs, DLA Piper and Skadden Arps addressed various questions and topics of discussion raised by the Board related to GSK’s proposal and the exploration of strategic alternatives. After significant deliberation, the Board unanimously determined that the offer contained in GSK’s letter did not reflect the value inherent in HGS, noting in particular the significant value of BENLYSTA and the potential value of darapladib. The Board authorized management to engage in a process to explore strategic alternatives in the best interests of the Company’s stockholders, including a potential sale of the Company, and confirmed that GSK would be invited to participate in this process. The Board also authorized the delivery of a letter to GSK indicating that the offer of $13.00 per share did not reflect the value inherent in HGS and the issuance of a press release announcing GSK’s unsolicited proposal, the Board’s conclusion that the offer did not reflect the value inherent in HGS and that the Board had authorized the exploration of strategic alternatives in the best interests of stockholders, including a potential sale of the Company.

The Board then excused representatives of Goldman Sachs from the meeting, after which management discussed with the Board the fact that announcements and events relating to a transaction with GSK or another party would give Goldman Sachs the right to adjust the terms of the capped call transactions between Goldman Sachs and the Company, including adjustments that would affect the amounts payable by Goldman Sachs to the Company under those transactions, and that consummation of a cash transaction with GSK or another party would result in Goldman Sachs being required to make a payment to the Company, the amount of which would be affected by the timing and price per share paid in any such transaction, as described in more detail in “Item 5. Persons/Assets Retained, Employed, Compensated or Used—Capped Call Transactions” below. The Board discussed possible ways in which to address this potential conflict issue, and discussed the advisability of engaging another financial advisor to act as co-advisor with Goldman Sachs, which directors viewed as a good idea in any event. The Board authorized management to engage another financial advisor to act as co-advisor with Goldman Sachs. Later that day, management contacted representatives of Credit Suisse Securities (USA) LLC (“Credit Suisse”) to discuss the possibility of retaining Credit Suisse as co-financial advisor and to confirm that Credit Suisse was not aware of any conflicts of interest.

On April 18, 2012, the Company retained Credit Suisse as co-financial advisor.

On the morning of April 19, 2012, Mr. Watkins called Mr. Witty to inform him that the Board had carefully evaluated GSK’s unsolicited proposal and determined that the offer at $13.00 per share did not reflect the value inherent in HGS. Mr. Watkins also indicated that the Board had authorized an exploration of the Company’s strategic alternatives, including a potential sale of the Company, and that GSK was invited to participate in the strategic alternative review process. Mr. Watkins noted that HGS would be requesting information relating to investigational products in GSK’s pipeline to which the Company has substantial financial rights, including albiglutide and darapladib. Shortly after the call, Mr. Watkins sent a letter to Mr. Witty confirming the foregoing.

The full text of the letter from HGS to GSK is set forth below, with Exhibit A to the letter filed as Exhibit (a)(1) to this Statement and incorporated herein by reference.

April 19, 2012

Sir Andrew Witty

Chief Executive Officer

GlaxoSmithKline

980 Great West Road

Brentford, Middlesex

TW89GS UK

Dear Sir Andrew,

The Board of Directors of Human Genome Sciences, Inc. (“HGSI”) has reviewed your April 11, 2012 letter outlining GlaxoSmithKline plc (“GSK”)’s proposal to acquire all of the outstanding shares of HGSI for $13.00 per share in cash. The Board, in consultation with independent financial and legal advisors, has carefully reviewed and considered your offer and has determined that the offer does not reflect the value inherent in HGSI.

As always, the Board and management are committed to acting in the best interest of our stockholders. Toward that end, we are exploring strategic alternatives to maximize value for our stockholders, including, but not limited to, a sale of the company. We would like to invite you to participate in this process, and respectfully request that you provide us with the information listed on Exhibit A. The Board believes that a significant element of the company’s inherent value lies in the investigational products in GSK’s pipeline to which HGSI has substantial financial rights, including albiglutide and darapladib. Thus, we believe that the requested information is of great importance in allowing us to fully consider our strategic alternatives and ensure that HGSI stockholders realize the full value of HGSI’s financial rights in these products.

Sincerely,

H. Thomas Watkins

President and Chief Executive Officer

cc: Dr. Argeris Karabelas, Chairman of the Board, HGS

The Company also issued a press release on April 19 announcing its receipt of GSK’s unsolicited proposal to acquire all of the outstanding shares of the Company for $13.00 per share in cash and stating that the Board, in consultation with financial and legal advisors, had carefully reviewed and considered GSK’s proposal and determined that it did not reflect the value inherent in the Company. In the press release, the Company also announced that it would begin the strategic alternative review process.

Later that day, at a telephonic meeting of the Board, Mr. Watkins reviewed with the Board his call with Mr. Witty. Mr. Watkins also informed the Board that Credit Suisse had been retained as co-financial advisor to the Company.

On April 23, 2012, at a telephonic meeting of the Board, Mr. Watkins provided an update to the Board on the status of the strategic alternative review process and discussions with third parties with respect to a potential strategic transaction involving the Company.

On April 30, 2012, David Redfern, Chief Strategy Officer of GSK, sent a letter to Mr. Watkins in response to the Company’s request for additional information relating to albiglutide and darapladib. In the letter, GSK stated that it would provide limited additional clinical information available to GSK, consistent with regulatory and legal constraints.

The full text of the letter from GSK to HGS is set forth below.

30 April 2012

CONFIDENTIAL

Mr. H. Thomas Watkins

President and Chief Executive Officer

Human Genome Sciences, Inc

14200 Shady Grove Road

Rockville, Maryland 20850-7464

Dear Tom,

We are in receipt of your letter of April 19 requesting additional information about albiglutide and darapladib.

We wish to move forward expeditiously with our $13.00 per share offer to acquire Human Genome Sciences, Inc. (“HGSI”) and note that this offer is not subject to any due diligence or financing condition. Our offer represents an 81% premium to HGSI’s unaffected closing price on April 18; provides full and certain value to your shareholders; and takes into account the value of Benlysta, albiglutide, darapladib and your other assets as well as the synergies inherent in a business combination.

As you have acknowledged, GSK has always provided HGSI with information regarding our various collaborations in full accordance with the terms of our agreements.

In particular, we believe we have previously shared all information regarding albiglutide and darapladib that is material to enabling you and your board of directors to fairly assess the value of HGSI and its business prospects.

As you know, both albiglutide and darapladib are being evaluated in blinded studies with limited clinical information available to either of our companies. It is essential that we do not compromise these ongoing studies through impermissible disclosure of unblinded data. Clearly, this would not be in the interests of the patients who may benefit from these potential medicines or our respective shareholders.

The current status of clinical information available for these assets is as follows:

albiglutide — GSK has received data on seven of the eight “Harmony” Phase Ill studies. As you know, because the studies have not been completed, the two-year interim data read-outs from Harmony 1 through 5 have to remain confidential to protect the integrity of the ongoing blinded studies and in line with our agreements with regulators. Information material to shareholders related to these studies is in the public domain.

Darapladib — There are two Phase III trials underway for darapladib — STABILITY and SOLID — both under the oversight of an independent data monitoring committee (IDMC). Other than a summary of the analysis done by the IDMC for the ambulatory blood pressure monitoring sub-study of STABILITY that read out in 2009 (which we disclosed previously), GSK has not had (and continues not to have) access to unblinded data for these trials. The IDMC conducts periodic safety and certain event-triggered efficacy interim analyses. One such interim analysis has occurred to date for the STABILITY study which led the IDMC to recommend to GSK that the STABILITY trial continue as planned. We currently believe the earliest the first trial can finish is sometime in 2013 and the earliest the second trial can finish is sometime in 2014. We continue to believe there is a high degree of uncertainty as to the future success of darapladib.

We respect your board’s desire to assure itself that GSK is not in possession of material information regarding albiglutide or darapladib that is not available to HGSI. Accordingly, subject to appropriate precautions to protect confidentiality, we will provide you with the limited additional clinical information available to GSK that we can share consistent with regulatory and legal constraints. Our legal counsel will be in touch with yours to make the necessary arrangements.

Yours sincerely,

DAVID REDFERN

Chief Strategy Officer

On April 30, 2012, representatives of Credit Suisse and Goldman Sachs contacted Simon Dingemans, Chief Financial Officer of GSK, who directed them to contact Mr. Redfern. On May 1, 2012, representatives of Credit Suisse and Goldman Sachs contacted Mr. Redfern to reiterate the Company’s invitation to GSK to participate in the Company’s process to evaluate its strategic alternatives, including a potential sale of the Company.

Later on May 1, 2012, Edgar B. Cale, Vice President and Associate General Counsel of GSK, sent to James H. Davis, Executive Vice President, General Counsel and Secretary of HGS, a confidential disclosure agreement in connection with the Company’s request for certain information relating to albiglutide and darapladib. The parties negotiated the terms of the confidential disclosure agreement between May 2, 2012 and May 4, 2012 and executed the agreement on May 7, 2012. Pursuant to this agreement, GSK agreed to provide to HGS certain limited additional clinical information available to GSK relating to albiglutide and darapladib.

On May 2, 2012, at a telephonic meeting of the Board, Mr. Watkins reviewed with the Board ongoing discussions with GSK regarding the Company’s request for additional information on albiglutide and darapladib. Mr. Watkins also provided an update on the status of discussions with other potentially interested parties with respect to a potential strategic transaction involving the Company, including that a number of parties had executed or were negotiating confidentiality agreements with HGS in order to commence their due diligence investigations.

On May 3, 2012, representatives of Credit Suisse and Goldman Sachs contacted Mr. Redfern to again invite GSK into HGS’ strategic alternative review process and delivered to GSK a customary draft confidentiality agreement.

On May 9, 2012, Mr. Watkins received a letter from Mr. Redfern informing him that GSK would not participate in the Company’s strategic alternative review process and instead would commence a tender offer to acquire all of the outstanding shares of the Company for $13.00 per share in cash. Shortly thereafter, GSK issued a press release announcing that it would not participate in the Company’s process and would instead commence a tender offer that week to acquire all of the outstanding shares of the Company for $13.00 per share in cash.

The full text of the letter from GSK to HGS is set forth below.

9 May 2012

Mr. H. Thomas Watkins

President and Chief Executive Officer

Human Genome Sciences, Inc

14200 Shady Grove Road

Rockville, Maryland 20850-7464

Dear Tom,

I am writing to you following receipt of the invitation from your financial advisors to participate in your strategic alternatives review process.

We continue to believe now is the appropriate time in the evolution of our relationship for our companies to combine and that GSK is uniquely positioned to deliver on the promises of Benlysta, albiglutide and darapladib. The strategic and financial logic of our combination is clear for both companies and our respective shareholders.

We also value our long relationship and our clear preference has always been to complete a transaction on a friendly basis in a timely fashion. We continue to believe that it would be mutually beneficial to proceed on this basis.

With regard to the process that has been outlined, whilst we respect your Board’s intention, GSK has decided not to participate and instead will commence a tender offer this week to take our fully financed $13.00 per share cash offer directly to Human Genome Sciences (HGS) shareholders.

Our decision to proceed on this basis reflects a number of factors, including:

(1)	Our participation in this process is unnecessary as our offer is not conditioned on due diligence or financing and can be completed expeditiously.

(2)	It is important for HGS shareholders to understand that GSK is committed to proceeding with our offer.

(3)	HGS shareholders should have the opportunity to decide for themselves the merits of our offer.

(4)	We believe that the four weeks since we made our offer on April 11th together with the additional 20 business days that our tender offer must remain open following its commencement, provides a reasonable time for HGS to complete its review of alternatives.

We continue to believe this is a full and fair offer providing HGS shareholders with immediate liquidity at a substantial premium while eliminating further exposure to the significant execution risk and uncertainty inherent in HGS achieving its future growth objectives.

GSK’s offer takes into account the value of Benlysta, albiglutide, darapladib and other assets, as well as the synergies in a business combination. GSK has consistently provided all material data to the financial markets and HGS regarding the progress of Benlysta, albiglutide and darapladib. In respect of HGS’ desire to assure itself that GSK is not in possession of other material information regarding albiglutide or darapladib, GSK has provided HGS with the limited additional clinical information available to GSK that can be shared consistent with regulatory and legal constraints.

As we have said, we remain willing to meet and review our offer directly with you at any time. In the meantime, we look forward to discussing our offer with HGS shareholders and will continue to take all necessary steps to give them the opportunity to consider our offer.

Yours sincerely,

David Redfern

Chief Strategy Officer

Shortly after this announcement, the Company issued a press release stating that the Board, in consultation with the Company’s financial and legal advisors, would carefully review and consider the Offer when commenced and would advise stockholders of the Board’s recommendation regarding the proposed tender offer within ten business days of when GSK commenced the tender offer. The press release advised stockholders to take no action pending the review of the Offer by the Board.

Later that day, at a telephonic meeting of the Board, Mr. Watkins updated the Board on GSK’s unsolicited tender offer. Management and representatives of DLA Piper and Skadden Arps reviewed with the Board the tender offer rules and process. Representatives of Credit Suisse and Goldman Sachs provided an update on the ongoing process of discussions with various interested parties with respect to a potential strategic transaction involving the Company, including that a number of parties had been granted access to the Company’s electronic data room.

On May 10, 2012, GSK commenced the Offer.

On May 15, 2012, at a regularly scheduled in-person meeting of the Board, the Board, along with members of management, Dr. Papadopoulos and the Company’s financial and legal advisors, reviewed and discussed the terms of GSK’s Offer. Management and representatives of Credit Suisse and Goldman Sachs discussed with the Board the Company’s business, financial condition and future prospects, including the growth opportunities of BENLYSTA and prospects of darapladib and albiglutide. Representatives of Credit Suisse and Goldman Sachs

discussed with the Board the terms of and conditions to the Offer, the nature and timing of the Offer, including the current market price of HGS common stock, the Company’s strategic plan and other business opportunities and the status of discussions with other interested parties with respect to a potential strategic transaction involving the Company. Representatives of Credit Suisse and Goldman Sachs then discussed with the Board their financial analyses related to the Offer and addressed the Board’s questions concerning those analyses. In addition, representatives of DLA Piper, Skadden Arps, Credit Suisse and Goldman Sachs addressed various questions and topics of discussion raised by the Board related to the Offer process.

Representatives of Credit Suisse, Goldman Sachs, DLA Piper and Skadden Arps also reviewed with the Board the mechanics and terms of a potential stockholder rights plan and related considerations. DLA Piper and Skadden Arps reviewed with the Board its fiduciary duties in connection with the decision on whether to adopt such a plan and its review of the Offer. The Board then reviewed with its financial and legal advisors various factors in connection with its consideration of a stockholder rights plan and the best interests of the Company’s stockholders.

Following extensive discussion, the Board excused representatives of Credit Suisse, Goldman Sachs, DLA Piper and Skadden Arps from the meeting. The Board continued to discuss the Offer with members of management and Dr. Papadopoulos, and Dr. Davis provided the Board with an update regarding Goldman Sachs’ position as counterparty to the Company in connection with certain capped call transactions, described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used — Capped Call Transactions” below.

The Board met in executive session with members of management in the morning on May 16, 2012 and further discussed the Offer and the proposed stockholder rights plan. The Board then adjourned to attend the Company’s annual meeting of stockholders. Following the annual meeting, the Board reconvened with management present to review a detailed update on BENLYSTA sales and key BENLYSTA commercialization activities. The Board then invited representatives of Credit Suisse, Goldman Sachs, DLA Piper and Skadden Arps to join the meeting for the discussion with respect to the Offer. During this time, Credit Suisse and Goldman Sachs confirmed their financial analyses discussed the day before and each of Credit Suisse and Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of May 16, 2012 and based upon and subject to the factors and assumptions set forth in their respective written opinions, the consideration proposed to be paid to the holders of the Company’s Shares (other than Purchaser and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. After discussion, the Board unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company or its stockholders and unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares into the Offer. The Board also unanimously determined that it was in the best interests of the Company and its stockholders to adopt the stockholder rights plan.

The full text of the written opinion of each of Credit Suisse and Goldman Sachs, each dated as of May 16, 2012, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its respective opinion, is attached as Annexes B and C hereto, respectively. Each of Credit Suisse and Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Credit Suisse and Goldman Sachs are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Reasons for the Recommendation

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, the Board recommends that holders of Shares REJECT THE OFFER and NOT TENDER their Shares pursuant to the Offer.

In reaching its determination to recommend that stockholders reject the Offer, the Board considered numerous factors, including, but not limited to, the following:

(1) The Offer is Inadequate and Does Not Capture HGS’ Inherent Value and Growth Opportunities.

The Board believes that the Offer is inadequate and undervalues HGS because it does not capture the inherent value in the Company’s assets, operations and growth opportunities, including the significant upside potential represented by BENLYSTA and the Company’s valuable pipeline.

•	HGS is a fully integrated biopharmaceutical company with leading genomic and drug discovery, development, manufacturing and commercialization capabilities.

•	HGS’ leading genomic and drug discovery platform has yielded BENLYSTA and darapladib, each with multi-billion dollar peak sales potential.

•

HGS continues to lead the clinical and regulatory development of BENLYSTA in the U.S., including Phase 3 and 4 studies for BENLYSTA and the development of new indications for BENLYSTA in autoimmune diseases.

•

HGS is the sole, authorized world-wide supplier of BENLYSTA with state-of-the-art biologics manufacturing capabilities, including a large-scale facility with 2x20,000 liter capacity. HGS also has extensive experience in developing manufacturing processes to support early and late-stage clinical development programs.

•

HGS has developed deep sales and marketing experience with the complex and attractive systemic lupus erythematosus (“SLE”) market. For BENLYSTA in the U.S., HGS is initially targeting approximately 200,000 patients, and approximately 3,500 rheumatologists and payers, with approximately 100 field personnel in the U.S. and approximately 50 HGS personnel in the EU.

•

The Board believes that this combination of capabilities — combining discovery and development capabilities with biologics manufacturing and commercialization expertise — is valuable for biotechnology companies and not fully reflected in the Offer.

•

BENLYSTA has substantial growth opportunities. The Board believes that HGS is singularly positioned in the U.S. SLE market, which has the promise and potential to experience strong growth in the years ahead as rheumatologists become increasingly familiar with the clinical benefits of new treatments such as BENLYSTA to SLE patients. HGS sees the initial U.S. market for BENLYSTA to be approximately 200,000 patients, which translates to a market opportunity of approximately $7 billion in the U.S. alone. SLE is a uniquely complicated autoimmune disease where patients are difficult to identify, the treatment algorithm is complex and the market is undeveloped. As the first newly approved treatment for SLE in over 50 years, BENLYSTA commercialization has required a significant investment of time and resources in communication with physicians, patients and payers about the potential clinical benefit of BENLYSTA for patients suffering from SLE. The Board believes that both growing physician and patient experience with BENLYSTA since launch in March 2011 and HGS’ enhanced capabilities and expertise with the SLE market will accelerate BENLYSTA adoption and allow HGS to capture a significant share of the over-$7 billion U.S. SLE market opportunity. The Board also believes that beyond SLE, the B-lymphocyte stimulator protein (BLyS) may play an important role in a range of autoimmune diseases, including vasculitis and lupus nephritis (for which significant investment is underway), as well as rheumatoid arthritis, multiple sclerosis, and Sjogren’s disease, underscoring the significant upside potential in BENLYSTA. Importantly, the Board does not believe the full value of BENLYSTA’s attractive future prospects and upside potential are reflected in the Offer.

•

HGS’ future prospects are underpinned by a robust pipeline of new products, including darapladib. The Board believes that HGS’ pipeline will drive sustainable future growth and value in the near, medium and long term.

•

Darapladib is a multi-billion dollar market opportunity and represents significant near term upside potential to stockholders. If approved, darapladib would provide a new approach to reducing the risk of cardiovascular events, including acute cardiovascular disease. There are over 40 million patients in the U.S. who are currently being treated for the prevention of cardiovascular events or who are otherwise considered at risk, representing a significant market opportunity for darapladib. Darapladib is in Phase 3 clinical trials led by GSK with data expected as early as 2013. HGS’ substantial financial and operational rights to darapladib consist of a 10% royalty on worldwide sales and a 20% co-promotion and profit sharing option with GSK in North America and Europe.

•

Albiglutide is a potential treatment for Type II diabetes, a disease that affects over 25 million patients in the U.S. GSK has announced that top-line results available from seven of eight Phase 3 studies support regulatory filings. The Board believes HGS’ financial rights to albiglutide, including additional milestone payments of up to approximately $150 million and single-digit net royalties on sales, represent near term upside potential to HGS stockholders.

•

Raxibacumab, which has completed the necessary trials to enable the filing of sBLA for the treatment of inhalation anthrax, is provided to the U.S. Strategic National Stockpile under contract and has generated over $290 million of revenue for sales and research reimbursement since 2009. In December 2011, the U.S. Government issued a Sources Sought Notice seeking information from manufacturers of anthrax antitoxin medical countermeasures. In December 2011, the Company responded to this notice with information on our continuing ability and willingness to supply raxibacumab to the U.S. Government. The Company expects the U.S. Government to issue a request for proposals related to the procurement of anthrax antitoxins, such as raxibacumab and HGS intends to respond to this request.

•

HGS’ earlier-stage pipeline, includes treatments for cancer (mapatumumab, HGS 1036, and HGS 1029), autoimmune diseases (HGS 1035) and GSK’s product for alzheimer’s disease (rilapladib) and targets very large, attractive therapeutic areas. The Board believes the treatments under development may create powerful new options for the treatment of patients and will consistently and continuously provide additional upside opportunities in the medium and long term for HGS stockholders.

•

HGS has substantial financial assets. HGS’ financial assets include $2.6 billion in net operating loss carryforwards (“NOLs”) and R&D tax credits. Upon a consummation of a transaction, GSK or another party may realize more value from the NOLs and credits than HGS by using the NOLs sooner through offset against other profits in the U.S., subject to certain limitations in the Code. The Board believes the full value of the Company’s financial assets is not reflected in GSK’s Offer.

(2) The Offer Price Does Not Reflect the Substantial Benefits of a Business Combination to GSK.

There are substantial benefits to GSK and other companies in acquiring full ownership of HGS. The Board considered the following factors in this regard:

•	Cost Synergies. GSK has stated publicly that it believes the acquisition of the Company will generate annual pre-tax cost synergies of $200 million.

•

Ease of coordination for the co-promotion of BENLYSTA, and, should it be successful, darapladib. The Board expects that GSK would find that full ownership of the Company would reduce the complexity and possible duplication of effort involved in co-promoting BENLYSTA in the U.S. and Europe, and potentially in the 20% worldwide co-promotion of darapladib. This would allow GSK to achieve significant operational efficiencies.

•

Tax Benefits. By acquiring the entire equity interest in the Company, GSK or another party may be able to take advantage of certain tax-planning strategies that would create significant additional value to GSK or another party.

(3) The Timing of the Offer is Opportunistic and Seeks to Disadvantage HGS Stockholders.

The Board believes that the timing of the GSK Offer is opportunistic and disadvantageous to HGS stockholders because, among other things:

•

GSK timed its Offer opportunistically to capitalize on recent Share price dislocation. GSK approached HGS while its Shares were trading near a 52-week low. The Board believes that as physicians and patients become increasingly aware of the clinical benefits of BENLYSTA to SLE patients and given HGS’ ongoing commercialization efforts, adoption of BENLYSTA will accelerate, allowing the Company to capture a significant share of the over-$7 billion BENLYSTA U.S. market opportunity in SLE. In addition, the Board believes that significant investments in new indications for BENLYSTA, including lupus nephritis and vasculitis, represent significant upside opportunity for HGS stockholders. The Board believes that GSK acted to take advantage of the Company’s depressed stock price levels in its attempt to transfer the significant future value of BENLYSTA from HGS stockholders to GSK and its stockholders.

•

GSK timed its Offer to opportunistically capture for itself the significant upside opportunity from upcoming value-driving products. The Board believes that upcoming clinical and regulatory milestones in 2012 and 2013 associated with potential commercial blockbusters, darapladib and albiglutide, will give HGS significant potential to accelerate growth in the near term. The Board also believes that other treatments under development will consistently and continuously provide additional upside opportunities in the medium and long term for HGS stockholders. The Board remains confident that the pipeline represents a significant component of the inherent value in the Company that should be realized by HGS stockholders, and is not reflected in the Offer from GSK.

(4) The Offer Values HGS at a Price Below Recent Trading Levels.

The market price of HGS common stock has remained above the Offer price of $13.00 per Share since the public announcement of GSK’s proposal on April 19, 2012. The closing price per Share on the NASDAQ Global Select Market on May 16, 2012, the last trading day prior to the date of this Statement, was $14.25 which is 9.6% greater than the Offer price of $13.00 per Share.

(5) The Board has Instructed HGS’ Management, with the Assistance of HGS’ Advisors, to Explore Strategic Alternatives to Maximize Stockholder Value.

The Board is committed to acting in the best interest of its stockholders and has instructed the Company’s management, with the assistance of the Company’s advisors, to explore strategic alternatives to maximize value for the Company’s stockholders, including, but not limited to, a sale of the Company. As part of this process, the Company’s management, with the assistance of the Company’s financial advisors, has engaged in discussions with a number of other parties, including major pharmaceutical and biotechnology companies, regarding a potential transaction, has entered into confidentiality agreements with certain parties and is providing those parties an opportunity to engage in a due diligence review of confidential information.

No assurance can be given as to whether any of these contacts will result in a proposed transaction, whether any transaction that may be proposed as a result of such process would be acceptable to the Company and its Board or whether any such proposed transaction will be announced or consummated. While the Board has not made any decision to sell the Company, the Board believes that the Offer must be evaluated against the Company’s well established long-term strategy for stockholder value creation and the prospect of other potential transactions which, if consummated, could yield greater long- or short-term value to stockholders than the Offer. Given that the Board believes that premature disclosure would jeopardize the Company’s ability to continue negotiations with respect to such a transaction, the Board has instructed management not to disclose the parties, nature or terms of any potential transaction unless and until an agreement in principle or definitive agreement is signed, except as otherwise required by law.

(6) Even Though HGS Invited GSK to Participate in a Process that Would Give All Interested Parties an Opportunity to Participate, GSK Chose to Bypass the Process and Commenced the Unsolicited Offer.

In his April 19, 2012 letter to Mr. Witty, Mr. Watkins, at the direction of the HGS Board, invited GSK to participate in the Company’s process to evaluate its strategic alternatives, including a potential sale of the Company. The invitation was reiterated again in the May 1, 2012 telephone call the Company’s financial advisors made to Mr. Redfern. On May 3, 2012, the Company’s financial advisors sent a draft confidentiality agreement to GSK for its review. GSK made no effort to participate in the Company’s strategic alternative review process and GSK publicly announced its intention to commence the unsolicited Offer. The Company believes that full participation by GSK in the Company’s strategic alternative review process without the pressure of an unsolicited offer is the best way for HGS to maximize value for its stockholders. The Board also believes that seeing the Company’s strategic alternative review process through to completion is one of the ways in which to ensure that HGS stockholders have the best opportunity to realize a full and fair value on their investment, and that GSK through its Offer seeks to circumvent, disrupt and prematurely end the Company’s process to the disadvantage of HGS stockholders.

(7) The Offer’s Conditions Create Uncertainty and Risk.

The Board believes that the numerous conditions set forth in the Offer create uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in “Item 2. Identity and Background of Filing Person — Tender Offer” above and in Annex A attached hereto, the Offer is subject to a litany of conditions, including, among others, the following conditions: (1) the Minimum Tender Condition, (2) the Section 203 Condition, (3) conditions relating to the absence of any agreement of, or transaction by, HGS that impairs, in their judgment, Purchaser’s or GSK’s ability to acquire HGS or otherwise diminishes the expected value to GSK of the acquisition of HGS, (4) conditions relating to antitrust considerations in the United States and foreign jurisdictions, (5) conditions relating to the absence of litigation or other adverse actions, (6) conditions relating to the absence of material adverse effects on HGS and its subsidiaries, taken as a whole, (7) conditions relating to the performance of market indices, (8) conditions relating to the absence of changes to the constituent documents of HGS or any of its subsidiaries, (9) conditions relating to the absence of adverse effects on HGS’ contracts and (10) conditions relating to certain changes in ownership of HGS’ securities.

The Board believes that the effect of these, and other conditions, is that the Company’s stockholders cannot be assured that Purchaser will be required to consummate the Offer. Compliance with some of these conditions could restrict the Company’s ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice. In addition, the Schedule TO provides that the conditions to the Offer are for the sole benefit of GSK, Purchaser and their affiliates and may be asserted by Purchaser or GSK in Purchaser’s sole discretion regardless of the circumstances (including any action or omission by GSK or Purchaser) giving rise to such conditions. The effect of these conditions is that the Company’s stockholders cannot be assured that GSK would consummate the Offer.

(8) HGS Has Received Inadequacy Opinions from its Financial Advisors.

Each of Credit Suisse and Goldman Sachs delivered an oral opinion to the Board on May 16, 2012, subsequently confirmed in writing, that, as of May 16, 2012, and based upon and subject to the factors and assumptions set forth in their respective written opinions, the consideration proposed to be paid to the holders of the Company’s Shares (other than Purchaser or its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinions of Credit Suisse and Goldman Sachs, each dated May 16, 2012, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached as Annexes B and C hereto, respectively. Each of Credit Suisse and Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinions of Credit Suisse and Goldman Sachs are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers or directors currently intends to tender Shares into the Offer, or sell any Shares held of record or beneficially owned by them. As of the date of this Statement, none of the Company’s subsidiaries held of record or beneficially owned any Shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Company has retained Credit Suisse and Goldman Sachs in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer and a potential sale transaction involving the Company.

Credit Suisse

The Company has agreed to pay Credit Suisse, in connection with a sale of the Company, including the Offer (if consummated), a transaction fee in an amount equal to a percentage of the aggregate consideration paid (including the principal amount of the Company’s debt assumed) in such transaction, such percentage to be higher with respect to the portion of the aggregate consideration that exceeds an agreed level. The transaction fee is payable upon closing of the transaction. Based upon the proposed Offer price of $13.00 per share of Company common stock, the transaction fee that would be payable if the Offer were consummated is currently estimated to be approximately $23 million. The Company also agreed to pay Credit Suisse a fee equal to $1 million, payable upon the delivery of an opinion (regardless of the conclusion reached therein), which opinion fee (to the extent paid) is fully creditable against the transaction fee. This opinion fee became payable upon Credit Suisse’s delivery to the Board of the opinion attached as Annex B hereto. In addition, the Company has agreed to reimburse Credit Suisse for certain expenses, including fees and expenses of legal counsel, resulting from or arising out of the engagement and to indemnify Credit Suisse against certain liabilities related to or arising out of the engagement.

Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, GSK and any other company that may be involved in the Offer, as well as provide investment banking and other financial services to such companies. Credit Suisse and its affiliates have in the past provided, and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse and its affiliates also have in the past provided, and are currently providing investment banking and other financial services to GSK and its affiliates for which Credit Suisse and its affiliates have received compensation, including having acted as co-manager in connection with the public offering in May 2012 of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, GSK. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, GSK and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation.

Goldman Sachs

The Company has agreed to pay Goldman Sachs in connection with a sale of the Company, including the Offer (if consummated), a transaction fee in an amount equal to a percentage of the aggregate consideration paid (including the principal amount of the Company’s debt assumed) in such transaction, such percentage to be higher with respect to the portion of the aggregate consideration that exceeds an agreed level. The transaction fee is payable upon closing of the transaction. Based upon the proposed Offer price of $13.00 per share of Company common stock, the transaction fee that would be payable if the Offer were consummated is currently estimated to be approximately $23 million. In addition, the Company has agreed to reimburse Goldman Sachs for certain expenses, including fees and expenses of legal counsel, arising in connection with the engagement and to indemnify Goldman Sachs against certain liabilities arising in connection with or as a result of the engagement.

Goldman Sachs and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, GSK, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Offer and any related transactions for their own account and for the accounts of their customers. Goldman Sachs has provided certain investment banking services to the Company and its affiliates from time to time. Goldman Sachs has also provided certain investment banking services to GSK and its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to GSK in connection with the sale of certain of its over-the-counter consumer healthcare brands in December 2011; and as co-manager with respect to the public offering of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, GSK in May 2012. Goldman Sachs may also in the future provide investment banking services to the Company, GSK and their respective affiliates for which its Investment Banking Division may receive compensation.

Capped Call Transactions

In November 2011, HGS issued $494.5 million in aggregate principal amount of 3.00% Convertible Senior Notes due 2018 (the “Convertible Notes”). In connection with its issuance of the Convertible Notes, HGS entered into capped call transactions with respect to shares of its Common Stock with each of Goldman Sachs and another financial institution, with the number of shares subject to such capped call transactions corresponding to the 37,110,692 shares underlying the Convertible Notes at the time of issuance. Following a competitive bid process conducted by HGS, the other financial institution became counterparty to capped call transactions representing 60% of the aggregate number of shares subject to all capped call transactions entered into in connection with the issuance of the Convertible Notes, and Goldman Sachs became counterparty to capped call transactions representing 40% of the aggregate number of shares subject to all such capped call transactions.

The options that are part of the capped call transactions had an initial strike price of $13.33 per share, which is equal to the initial conversion price of the Convertible Notes, and an initial cap price of $18.45 per share. The capped call transactions were intended to reduce the potential dilution to the Company’s Common Stock that would result from the issuance of shares of Common Stock upon conversion of the Convertible Notes and/or offset any potential cash payments in excess of the principal amount of Convertible Notes that HGS may make in connection with a cash settlement of the Convertible Notes, up to a price of $18.45 per share, which is the initial cap on Goldman Sachs’ and the other counterparty’s share delivery and/or cash payment obligation under the capped call transactions. The capped call transactions with Goldman Sachs and the other financial institution generally require Goldman Sachs and the other institution to deliver to HGS a number of shares of Common Stock (and/or, in certain circumstances at HGS’ election, cash) based on the excess, if any, of the lower of the cap price and of the volume-weighted average price of the Common Stock upon maturity of the capped call transactions (which is scheduled to occur in components beginning in August 2018 and ending in November 2018) over the strike price. The maximum potential value deliverable to HGS under the capped call transactions is equal to (i) the difference between the cap price and the strike price multiplied by (ii) the number of shares of Common Stock subject to the options.

Under the terms of the capped call transactions, upon the occurrence of certain events, including a transaction in which all of the holders of Common Stock are cashed out (e.g., in the Offer, were it to be consummated, or a cash-out merger) (any such transaction, a “cash-out transaction”), the capped call transactions would be cancelled pursuant to their terms and each counterparty would be obligated to make a payment to HGS in an amount determined in accordance with the terms of its capped call transaction (such payment amount, the “Cancellation Payment”) or deliver its equivalent in Common Stock. The amount of any Cancellation Payment will depend upon various factors, including, among others, the price paid in the cash-out transaction, the closing date of the cash-out transaction (and the resulting remaining term of the capped call options) and applicable interest rates. Higher transaction prices would generally result in a higher Cancellation Payment, and a later closing date would generally result in a lower Cancellation Payment. As described below, the changes in the value of the Cancellation Payment in respect of the capped call transactions for which Goldman Sachs is the counterparty would be expected to be offset by corresponding changes in the value of Goldman Sachs’ hedges. The actual amount of the Cancellation Payment payable by each counterparty to HGS with respect to its capped call transactions is to be determined by the applicable counterparty, as calculation agent, acting in good faith and in a commercially reasonable manner.

Prior to the cancellation or maturity of the capped call transactions, Goldman Sachs and the other counterparty are entitled to make adjustments to the terms of their respective capped call transactions in various circumstances, including upon the public announcement of a party’s firm intention to engage in or to explore the possibility of engaging in a merger transaction and/or tender offer with respect to the Common Stock and changes or amendments to such announcement, including the announcement of an abandonment of such intention (together with any other event constituting an “Announcement Event” as defined in the confirmations, an “Announcement Event”). Upon the occurrence of an Announcement Event, each of Goldman Sachs and the other counterparty, acting as calculation agent under its capped call transactions, has the right to determine the economic effect of the Announcement Event on the theoretical value of the relevant capped call transactions (taking into account, without limitation, changes in volatility, stock loan rate or liquidity of the Common Stock or such capped call transactions). If the economic effect is deemed material in the sole but commercially reasonable discretion of the counterparty, the counterparty may adjust the terms of its capped call transactions to reflect the economic effect, including by lowering the cap price. This adjustment may be made by Goldman Sachs or the other counterparty at a time that it deems appropriate prior to its making a payment upon cancellation or maturity of the capped call transactions.

HGS’ April 19, 2012 announcement that it had received an unsolicited proposal from GSK constituted an Announcement Event, giving rise to a right of adjustment on the part of Goldman Sachs and the other counterparty, each in its capacity as the calculation agent under the capped call transactions to which it is a party. Goldman Sachs has advised the Company that it intends to adjust the terms of its capped call transactions as a result of the April 19, 2012 Announcement Event. Goldman Sachs has provided the Company with information to be utilized in determining such adjustment under its capped call transactions. HGS is currently gathering and reviewing this and other relevant information.

In confirming Goldman Sachs’ engagement as HGS’ financial advisor to assist the Board in its evaluation of strategic alternatives, the Board discussed potential conflicts of interest that may arise given the fact that Goldman Sachs is entitled to make various adjustments to the terms of its capped call transactions and that the timing and price per share paid in any cash-out transaction (such as the Offer) will affect the determination of the Cancellation Payment. The Board discussed the benefit of engaging a co-financial advisor to provide additional assistance, including as a means to address any potential conflict issue, and Credit Suisse was so engaged. See “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendation — Background.” In addition, as described below, Goldman Sachs maintains customary institutional information barriers.

As the value of the capped call transactions and the factors affecting the Cancellation Payment continuously change, and as Goldman Sachs has hedged its position under its portion of the capped call transactions, the consummation of a cash-out transaction and the resulting payment by Goldman Sachs of a Cancellation Payment to HGS could result in HGS receiving value that is greater than, equal to or less than the value that would have been received by HGS from Goldman Sachs upon maturity of the capped call options in the absence of any cash-out transaction.

As a result of the capped call transactions, Goldman Sachs has market exposure to the price of the shares of Common Stock. Goldman Sachs’ ordinary practice is to hedge to reduce its market exposure to the price of the common stock underlying privately negotiated equity transactions it enters into with issuers of such common stock, such as the capped call transactions. Goldman Sachs has been regularly hedging its exposure to the price of the shares of Common Stock as a result of the capped call transactions and Goldman Sachs’ ordinary practice would be to continue to regularly hedge such exposure. Such regular hedging includes purchasing and/or selling Convertible Notes and/or shares of Common Stock, on a “long” basis, and/or entering into or unwinding derivative transactions referencing the shares of Common Stock and is intended to counterbalance the HGS equity risk Goldman Sachs holds as a result of the capped call transactions. Goldman Sachs’ hedging is intended to substantially neutralize Goldman Sachs’ exposure as a result of the capped call transactions to changes in the price of the shares of Common Stock. That hedging activity is at Goldman Sachs’ own risk and the ultimate loss or profit realized by Goldman Sachs on the capped call transactions will depend on many factors, including, without limitation, the original premium received by Goldman Sachs for the capped call transactions, the price at which Goldman Sachs has established its initial hedge position in respect of the capped call transactions, the deliveries or payments made pursuant to the capped call transactions, the profit and loss realized by Goldman Sachs in connection with rebalancing its stock hedge positions during the term of the capped call transactions (such rebalancing occurring as frequently as daily), any adjustment to the terms of the capped call transactions, and the premium and other amounts paid, and payments received, in connection with any offsetting option position or other derivative transactions used to hedge the capped call transactions, and the prices at which

Goldman Sachs closes out these hedge positions. Such amount of loss or profit realized by Goldman Sachs may be less than or greater than the initial expected contractual benefit to Goldman Sachs under its capped call transactions. In accordance with industry practices, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking these hedging and other market transactions.

The indenture and supplemental indenture governing the Convertible Notes were included as exhibits to HGS’ current report on Form 8-K filed by HGS with the SEC on November 7, 2011, which contains additional disclosure regarding the Convertible Notes and a description of the capped call transactions. The confirmations containing the terms of the capped call transactions were included as exhibits to HGS’ annual report on Form 10-K filed by HGS with the SEC on February 28, 2012. All references herein to share counts, conversion prices and strike prices are subject to adjustment from time to time in accordance with the terms of the confirmations.

Others

The Company has hired Dr. Stelios Papadopolous as a consultant to, among other things, advise the Company on strategic and business development issues and assist the Company in evaluating potential offers to acquire the Company. Dr. Papadopolous has been providing such services to the Company since 2006. The Company has agreed to pay Dr. Papadopolous, in connection with a change of control transaction of the Company involving the sale, transfer or other disposition of all or a majority of the business, assets or securities of the Company, including the Offer (if consummated), a fee of $5 million. In addition, the Company has agreed to reimburse Dr. Papadopolous for certain expenses incurred by him in connection with the engagement.

The Company has also hired Innisfree to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except for Innisfree, as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction (1)
Tuan Ha-Ngoc	April 11, 2012	755	$7.53	Acquired shares
A.N. “Jerry” Karabelas, Ph.D.	April 11, 2012	1,120	$7.53	Acquired shares
Augustine Lawlor	April 11, 2012	2,490	$7.53	Acquired shares

(1)	All transactions were made pursuant to the Non-Employee Director Equity Compensation Plan.

In addition, on May 17, 2012, each non-employee director of the Company will receive an automatic grant of an option to purchase 16,000 Shares and 2,500 restricted stock units with the price per Share associated with such grant equal to the closing price of HGS Common Stock on May 17, 2012.

Item 7.	Purposes of the Transaction and Plans or Proposals

For the reasons discussed in “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendation — Reasons for the Recommendation,” the Board has unanimously concluded that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail in “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendation — Reasons for the Recommendation,” the Board unanimously recommends that holders of Shares reject the Offer and not tender their Shares pursuant to the Offer.

The Board is committed to acting in the best interest of its stockholders and has instructed the Company’s management, with the assistance of the Company’s advisors, to explore strategic alternatives to maximize value for the Company’s stockholders, including, but not limited to, a sale of the Company. As part of this process, the Company’s management, with the assistance of the Company’s financial advisors, has engaged in discussions with a number of other parties, including major pharmaceutical and biotechnology companies, regarding a potential transaction, has entered into confidentiality agreements with certain parties and is providing those parties with an opportunity to engage in a due diligence review of confidential information.

Accordingly, the Board may engage in negotiations in response to the Offer that could have one of the effects specified in the paragraph below. The Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Therefore, the Company does not intend to disclose such negotiations in the future unless an agreement in principle has been reached or except where otherwise required by law.

Except as described above and as otherwise set forth in this Statement, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by GSK, any subsidiary of GSK, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as described above, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8.	Additional Information

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Offer and Proposed Merger, assuming that the Proposed Merger closing date is May 14, 2012, and the named executive officers are terminated on the same day.

Golden Parachute Compensation

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Tax Reimbursements (4)	Total
H. Thomas Watkins	$2,680,000	$3,017,990	$43,803	$29,202	$5,770,995
David P. Southwell	$907,500	$515,160	$24,581	$16,387	$1,463,629
James H. Davis, Ph.D., J.D.	$1,120,000	$905,397	$34,716	$23,144	$2,083,257
Barry A. Labinger	$1,127,500	$905,397	$28,725	$19,150	$2,080,773
David C. Stump, M.D.	$1,267,500	$905,397	$28,823	$19,215	$2,220,935

(1)	Assumes a qualifying termination on or within 18 months after a change in control based upon a change in control on May 14, 2012, and payments based on base salary as of February 11, 2012, and average annual incentive for fiscal 2011, fiscal 2010, and fiscal 2009 (for Mr. Southwell, fiscal 2011 and fiscal 2010). Consists of severance benefits payable in cash in a single lump sum within 30 days following the date of a qualifying termination of employment equal to 1.5 times (2.0 times in the case of the Chief Executive Officer) the sum of the executive’s annual salary plus average annual bonus. The base salary portion of the severance payment is as follows for each individual: Mr. Watkins: $1,480,000; Mr. Southwell: $675,000; Dr. Davis: $720,000; Mr. Labinger: $750,000; Dr. Stump: $757,500. The bonus portion of the severance payment for each individual is as follows: Mr. Watkins: $1,200,000; Mr. Southwell: $232,500; Dr. Davis: $400,000; Mr. Labinger: $377,500; Dr. Stump: $510,000.
(2)	All outstanding equity awards become fully vested upon a change in control. Calculated based on a change in control on May 14, 2012, and $13.00, which is the per-share cash amount to be paid for each share of Company common stock in the Offer and Proposed Merger. Consists of the cash value of the stock options that fully vest upon a change in control; realization of this amount is not conditioned upon a termination of the executive’s employment. The value of cash payments in substitution for the stock options is determined based on the excess, if any, of $13.00, which is the per-share cash amount to be paid for each share of Company common stock in the Offer and Proposed Merger, over the exercise price. None of these executives hold RSUs or restricted shares.
(3)	Consists of the cost to continue participation in the Company’s group health, disability, and life insurance plans for 18 months (24 months in the case of the Chief Executive Officer).
(4)	Consists of an income tax gross-up for welfare benefits only.

Narrative to Golden Parachute Compensation Table

All outstanding unvested stock options held by the Company’s named executive officers fully vest, by their terms, upon a change in control of the Company. The Offer, if consummated according to its terms, would constitute a change in control of the Company for purposes of all such outstanding stock options. Each of the named executive officers participates in the Company’s Key Executive Severance Plan, which provides for severance and other benefits if the executive’s employment is terminated by the Company or by a successor without cause or by the executive for good reason, in either case within 18 months after a change in control (which, for purposes of the plan, includes consummation of the Offer), or if the executive’s employment is terminated by the Company during any period of time when the Board has knowledge that any third person has taken steps reasonably calculated to effect a change in control of the Company until, in the opinion of the Board, the third party has abandoned or terminated its efforts to effect a change in control. For more information relating to these arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).

State Anti-Takeover Laws — Delaware

As a Delaware corporation, the Company is subject to DGCL Section 203. Under DGCL Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66  2/3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock. It is a condition to the Offer that Purchaser is satisfied, in its reasonable judgment, that the provisions of DGCL Section 203 do not apply to the Offer.

State Anti-Takeover Laws — Other

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. Purchaser has stated in its Offer to Purchase that it has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer to Purchase, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer because such holders are entitled to receive cash in exchange for any Shares tendered by them in the Offer. However, if a merger of the Company is consummated in which stockholders receive cash consideration for their Shares, stockholders who have neither voted in favor of the merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Investment banking opinions as to the adequacy or fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer or the Proposed Merger, are not opinions as to fair value under Section 262 of the DGCL. Moreover, GSK and Purchaser could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share paid in the Offer.

Rights Agreement

The Company is a party to the Rights Agreement, the purpose of which is to protect the Company’s stockholders against unsolicited attempts to acquire control of the Company that do not offer a fair price to its stockholders as determined by the Board. On May 16, 2012, the Board declared a dividend of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on May 29, 2012 and for each share of Common Stock issued by the Company thereafter and prior to the Separation Time (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at an exercise price of $37.50 (the “Exercise Price”), subject to adjustment.

Initially, the Rights will attach to all shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the Separation Time will occur, upon the close of business on the earliest of (i) the tenth business day (or such later date as the Board may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer following the date of the Rights Agreement which, if consummated, would result in such person becoming an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock; (ii) immediately prior to the acceptance for payment of the Common Stock tendered pursuant to any tender offer or exchange offer commenced by or on behalf of any person (other than the Company or its subsidiaries) prior to, and pending as of, the date of the Rights Agreement, if upon consummation thereof, such person would become an Acquiring Person; and (iii) the tenth business day after the first date of public announcement following the date of the Rights Agreement that a person has become an Acquiring Person (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders. The Rights Plan permits the ownership of less than 20% of the outstanding shares of Common Stock by stockholders who report or are required to report such ownership on Schedule 13G under the Exchange Act or on Schedule 13D under the Exchange Act, when such Schedule 13D does not state any intention or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than the disposition of Common Stock). For purposes of the Rights Agreement, beneficial ownership is defined to include ownership of derivative securities.

Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued after May 29, 2012 will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. In the case of uncertificated shares of Common Stock, each Right will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof.

The Rights are not exercisable until the Separation Time and will expire at the close of business on May 29, 2013 unless earlier exchanged, redeemed or terminated by the Company as described below. If issued, each one one-hundredth of a share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock.

Promptly after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Separation Time and, thereafter, the separate Rights Certificates alone will represent the Rights. In the case of uncertificated shares of Common Stock, each Right will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof.

A “Flip-in Date” is the business day after any Stock Acquisition Date or such earlier or later date designated by the Board. In the event that prior to the Expiration Time a Flip-in Date occurs, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, at the discretion of the Board, cash, property, other securities of the Company, or other consideration) having a value equal to two times the Exercise Price of the Right. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Date, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. In any event, Rights are not exercisable following the occurrence of a Flip-in Date until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged for securities, cash, or property of any other person; or (iii) 50% or more of the Company’s assets or earning power is sold or transferred (each such transaction or event being referred to as a “Flip-over Transaction or Event”), each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the Exercise Price of the Right.

At any time after a Flip-in Date, the Board may exchange the Rights (other than Rights owned by such Acquiring Person that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock, per Right (subject to adjustment), or, in certain circumstances, at the discretion of the Board, for cash, property, other securities of the Company, or other consideration having a value equal to the product of the market price of a share of Common Stock on the Flip-in Date times the exchange ratio in effect on the Flip-in Date. Notwithstanding the foregoing, the Rights may not be exchanged at any time after (i) an Acquiring Person becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding or (ii) the occurrence of a Flip-over Transaction or Event.

The Exercise Price payable and the number of Rights or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock.

The Company is not required to issue fractional shares. In lieu thereof, an adjustment in cash may be made based on the fair market value per Share prior to the date of exercise.

At any time until ten business days following the Stock Acquisition Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), payable, at the election of the

Board, in cash or shares of Common Stock. Immediately upon the action of the Board ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration).

Any of the provisions of the Rights Agreement may be supplemented or amended at any time prior to the Separation Time without the consent of the holders of the Rights. After the Separation Time, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the Rights to make any changes that the Company may deem necessary or desirable (i) which shall not materially adversely affect the interests of the holders of Rights generally (other than the Acquiring Person or any affiliate or associate thereof), (ii) in order to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement which may be inconsistent with any other provisions therein or otherwise defective, or (iii) to shorten or lengthen any time or period under the Rights Agreement. Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable, except as contemplated by clause (ii) above.

The foregoing summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, including the Form of Rights Certificate (Exhibit A thereto) and Form of Certificate of Designation for the Series A Junior Participating Preferred Stock (Exhibit B thereto), a copy of which is being filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 17, 2012, and is incorporated herein by reference.

United States Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. GSK has notified the Company of its intent to file a Notification and Report Form with respect to the Offer with the FTC and the DOJ and HGS will be required to submit a responsive Notification and Report Form with the FTC and the DOJ within 10 days of such filing.

Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Purchaser.

As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days following Purchaser’s HSR filing, unless early termination of the waiting period is granted by the FTC and the DOJ or GSK receives a request for additional information or documentary material prior thereto. If such a request is made to GSK, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after GSK’s substantial compliance with such request, unless terminated earlier by the FTC and the DOJ. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Thereafter, such waiting period can be extended only by court order or by GSK’s voluntary agreement.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain circumstances described in the Offer, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser’s acquisition of Shares is delayed pursuant to a formal request by the DOJ or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Foreign Antitrust Considerations

HGS and GSK and their respective subsidiaries conduct business in a number of countries outside of the United States in which the Company’s products are currently sold. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or GSK and its subsidiaries. There can be no assurance that Purchaser and GSK will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, Purchaser may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.

Litigation

On April 27, 2012, Duane Howell, a purported HGS stockholder, filed a putative class action and derivative complaint against the members of the Board (the “Defendants”), in the Circuit Court for Montgomery County, Maryland, captioned Howell v. Watkins, et al., Docket No. 362531V (the “Montgomery County Action”). Plaintiff purports to bring this action as a class action on behalf of himself and other similarly situated HGS stockholders, as well as derivatively on behalf of nominal defendant HGS. The complaint alleges that the Defendants are breaching their fiduciary duties to HGS’ public stockholders by, among other things, failing to give proper and good faith consideration to GSK’s offer, failing to disclose all material facts concerning their decision to reject GSK’s offer, as well as enacting and maintaining allegedly improper defensive measures. The complaint also alleges that demand on the Board to institute litigation on the Company’s behalf would have been futile. The complaint seeks, among other things, an order declaring the action properly maintainable as a class and derivative action, a declaration that Defendants’ conduct has been in breach of their fiduciary duties, an order directing Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of HGS’ stockholders, an order directing Defendants to establish an independent committee of the board of directors or alternatively engage an independent third party to evaluate strategic alternatives and potential offers for HGS, an order enjoining Defendants from entering any contractual provisions which harm HGS or its stockholders or prevent Defendants from maximizing stockholder value, an order requiring Defendants to opt out of the Section 203 of the DGCL and enjoining the Defendants from employing defensive maneuvers or other defensive tactics that make, or are intended to make, the consummation of an offer to purchase HGS more difficult or costly for a potential acquirer, and an award of attorneys’ fees and costs.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Solicitation/Recommendation Statement on Schedule 14D-9 includes statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include those regarding our expectations for BENLYSTA, darapladib, albiglutide and raxibacumab, among others. These forward-looking statements are based on our current intentions, beliefs and expectations regarding future events. We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this Solicitation/Recommendation Statement on Schedule 14D-9, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Some important factors that could cause our actual results to differ from our expectations in these forward-looking statements include: our lack of commercial experience and dependence on the sales growth of BENLYSTA; any failure to commercialize BENLYSTA successfully; the occurrence of adverse safety events with our products; changes in the availability of reimbursement for BENLYSTA; the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of our pipeline products, including darapladib and albiglutide, and new indications for existing products; uncertainty as to the future success of darapladib and GSK’s ability to develop and commercialize darapladib; substantial competition in our industry, including from branded and generic products; the highly regulated nature of our business; uncertainty regarding our intellectual property rights and those of others; the ability to manufacture at appropriate scale, and in compliance with regulatory requirements, to meet market demand for our products; our substantial indebtedness and lease obligations; our dependence on collaborations over which we may not always have full control; foreign exchange rate valuations and fluctuations; the impact of our acquisitions and strategic transactions; changes in the health care industry in the U.S. and other countries, including government laws and regulations relating to sales and promotion, reimbursement and pricing generally; significant litigation adverse to the Company, including product liability and patent infringement claims; our ability to attract and retain key personnel; increased scrutiny of the health care industry by government agencies and state attorneys general resulting in investigations and prosecutions; risks and uncertainties associated with the Offer; the outcome of any litigation related to the Offer or any other offer or proposal; and the Board’s recommendation to the stockholders concerning the Offer or any other offer or proposal.

The foregoing list sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

Item 9.	Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Exhibit A of the letter from Thomas Watkins to Andrew Witty, dated April 19, 2012.

(a)(2)	Press release issued by the Company on April 19, 2012 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on April 19, 2012).

(a)(3)	Press release issued by the Company on April 24, 2012 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on April 24, 2012).

(a)(4)	Slide presentation relating to the Company’s earnings conference call on April 24, 2012 (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K filed on April 24, 2012).

(a)(5)	Press release issued by the Company on May 9, 2012 (incorporated by reference to the pre-commencement Schedule 14D-9 filed on May 9, 2012).

(a)(6)	Script of voicemail announcement made to HGS employees on May 9, 2012 (incorporated by reference to the pre-commencement Schedule 14D-9 filed on May 9, 2012).

(a)(7)	Opinion of Credit Suisse Securities (USA) LLC, dated as of May 16, 2012 (included as Annex B to this Statement).

(a)(8)	Opinion of Goldman, Sachs &Co., dated as of May 16, 2012 (included as Annex C to this Statement).

(a)(9)	Letter to HGS Stockholders, dated as of May 17, 2012.

(a)(10)	Press release issued by the Company on May 17, 2012.

(a)(11)	Press release issued by the Company on May 17, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on May 17, 2012).

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 30, 2012.

(e)(2)	Co-development and Commercialization Agreement, dated as of August 1, 2006, between Glaxo Group Limited and the Company (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K, filed on February 26, 2009).

(e)(3)	Amendment No. 1, dated as of November 25, 2009, to Co-development and Commercialization Agreement between Glaxo Group Limited and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K, filed on February 24, 2011).

(e)(4)	Amendment No. 2, dated as of October 5, 2010, to Co-development and Commercialization Agreement between Glaxo Group Limited and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K, filed on February 24, 2011).

(e)(5)	Collateral Pledge Agreement, dated as of December 1, 2009, among the Company, as Pledgor, Manufacturers and Traders Trust Company, as Pledgee, and Manufacturers and Traders Trust Company, as the Collateral Agent (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K, filed on March 2, 2010).

(e)(6)	Capped Call Transaction Confirmation, dated as of November 2, 2011, between Barclays Bank PLC and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed on February 28, 2012).

(e)(7)	Capped Call Transaction Confirmation, dated as of November 2, 2011, between Goldman, Sachs & Co. and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K, filed on February 28, 2012).

(e)(8)	Additional Capped Call Transaction Confirmation, dated November 2, 2011, between Barclays Bank PLC and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K, filed on February 28, 2012).

(e)(9)	Additional Capped Call Transaction Confirmation, dated November 2, 2011, between Goldman, Sachs & Co. and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K, filed on February 28, 2012).

(e)(10)	Form of Indemnification Agreement entered into with directors and officers (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on July 22, 2010).

(e)(11)	Employment Agreement, dated as of November 21, 2004, between the Company and H. Thomas Watkins (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on November 23, 2004).

(e)(12)	First Amendment, dated as of January 1, 2008, to Employment Agreement between the Company and H. Thomas Watkins (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 20, 2007).

(e)(13)	Second Amendment, dated as of January 1, 2009, to Employment Agreement between the Company and H. Thomas Watkins (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K, filed on February 26, 2009).

(e)(14)	Third Amendment, dated as of July 18, 2011, to Employment Agreement between the Company and H. Thomas Watkins (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on July 28, 2011).

(e)(15)	Form of Executive Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on July 28, 2011).

(e)(16)	Second Amended and Restated Key Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 20, 2007).

(e)(17)	Form of First Amendment to Second Amended and Restated Key Executive Severance Plan (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K, filed on February 26, 2009).

(e)(18)	Form of Second Amendment to Second Amended and Restated Key Executive Severance Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed on July 28, 2011).

(e)(19)	Human Genome Sciences, Inc. Discretionary Bonus Policy (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on December 20, 2007).

(e)(20)	Human Genome Sciences, Inc. Amended and Restated Stock Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 24, 2009).

(e)(21)	Human Genome Sciences, Inc. Second Amended and Restated Stock Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-8, filed on July 28, 2011).

(e)(22)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 1, 2005).

(e)(23)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 20, 2004).

(e)(24)	Form of Stock Unit Grant Agreement under the Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on December 20, 2007).

(e)(25)	Indenture, dated as of August 9, 2005, between the Company and The Bank of New York, as trustee, including the form of 2.25% Convertible Subordinated Notes due 2012 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 9, 2005).

(e)(26)	Senior Indenture, dated as of November 7, 2011, between the Company and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 7, 2011).

(e)(27)	First Supplemental Indenture, dated as of November 7, 2011, between the Company and The Bank of New York, as trustee, including the form of 3% Convertible Senior Notes due 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on November 7, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC

By:
Name: H. Thomas Watkins
Title: President and Chief Executive Officer

Dated: May 17, 2012

ANNEX A

Conditions to the Offer

The Schedule TO provides that GSK is not required to accept for payment or, subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer if, before the Offer expires, the following conditions have not been satisfied

(i)	there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

(ii)	the Board of Directors of HGS having approved the Offer under Section 203 of the Delaware General Corporation Law or GSK being satisfied, in its reasonable judgment, that Section 203 is inapplicable to the Offer and the Merger;

(iii)	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer (collectively, “Antitrust Laws”) having expired or been terminated or any obtained, as applicable; and

(iv)	HGS not being a party to any agreement or transaction having the effect of impairing, in GSK’s reasonable judgment, Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS.

In addition, GSK is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if at any time on or after the date of the Offer, and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i)	there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational;

(a)	challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by GSK or any of GSK’s subsidiaries or affiliates or the consummation by GSK or any of GSK’s subsidiaries or affiliates of a merger or other similar business combination involving HGS;

(b)	seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination;

(c)	seeking to restrain or prohibit the exercise of GSK’s full rights of ownership or operation by GSK or any of GSK’s subsidiaries or affiliates of all or any portion of GSK’s business or assets or those of HGS or any of GSK’s or HGS’ respective subsidiaries or affiliates or to compel GSK or any of GSK’s subsidiaries or affiliates to dispose of or hold separate all or any portion of GSK’s business or assets or those of HGS or any of GSK’s or HGS’ respective subsidiaries or affiliates or seeking to impose any limitation on GSK’s or any of GSK’s subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets;

(d)	seeking to impose or confirm limitations on GSK’s ability or that of any of GSK’s subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by GSK or any of GSK’s subsidiaries or affiliates on all matters properly presented to HGS’ stockholders;

(e)	seeking to require divestiture or sale by GSK or any of GSK’s subsidiaries or affiliates of any Shares;

(f)	seeking any material diminution in the benefits expected to be derived by GSK or any of GSK’s subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving HGS; or

(g)	that otherwise, in GSK’s reasonable judgment, has or may have material adverse significance with respect to either the value of HGS or any of its subsidiaries or affiliates or the value of the Shares to GSK or any of GSK’s subsidiaries or affiliates;

(ii)	any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to GSK, Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving HGS, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any Antitrust Laws to the Offer or to any such merger or other business combination), that, in GSK’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to clauses (a) through (g) of paragraph (i) above; or

(iii)	any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of HGS or any of its subsidiaries that, in GSK’s reasonable judgment, is or may be materially adverse to HGS or any of its subsidiaries, GSK becomes aware of any facts that, in GSK’s reasonable judgment, have or may have material adverse significance with respect to either the value of HGS or any of its affiliates or the value of the Shares to GSK, or GSK becomes aware that any material contractual right or obligation of HGS or any of its subsidiaries that, in GSK’s reasonable judgment, could result in a material decrease in the value of the Shares purchased in the Offer to GSK; or

(iv)	there occurs:

(a)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(b)	any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on May 9, 2012;

(c)	any change in the general political, market, economic or financial conditions in the United States, the United Kingdom or elsewhere that, in GSK’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of HGS and its subsidiaries, taken as a whole;

(d)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or United Kingdom;

(e)	any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or pound sterling or any other currency exchange rates or a suspension of, or a limitation on, the markets therefore;

(f)	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or the United Kingdom or any attack on, outbreak or act of terrorism involving the United States or the United Kingdom;

(g)	any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in GSK’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions; or

(h)	in the case of any of the foregoing existing as of the close of business on May 9, 2012, a material acceleration or worsening thereof; or

(v)	the occurrence of the any of the following:

(a)	a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including HGS or any of its subsidiaries or affiliates), or has been publicly disclosed, or GSK otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of HGS (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of HGS (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase;

(b)	any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of HGS, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of HGS constituting 1% or more of any such class or series;

(c)	any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving HGS; or

(d)	any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire HGS or any assets or securities of HGS;

(vi)	HGS or any of its subsidiaries has:

(a)	split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization;

(b)	acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities;

(c)	issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on May 10, 2012, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

(d)	permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of HGS;

(e)	declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of HGS, including without limitation any distribution of shares of any class or any other securities or warrants or rights;

(f)	altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business;

(g)	authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of HGS or any of its subsidiaries or any comparable event not in the ordinary course of business;

(h)	authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in GSK’s reasonable judgment, has or may have material adverse significance with respect to either the value of HGS or any of its subsidiaries or affiliates or the value of the Shares to GSK or any of GSK’s subsidiaries or affiliates;

(i)	adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of HGS’ officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by GSK or GSK’s consummation of any merger or other similar business combination involving HGS (including, in each case, in combination with any other event such as termination of employment or service);

(j)	except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of HGS or any of its subsidiaries, or GSK shall have become aware of any such action which was not previously announced;

(k)	transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business; or

(l)	amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or GSK becomes aware that HGS or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

(vii)	GSK becomes aware:

(a)	that any material contractual right of HGS or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of HGS or any of its subsidiaries (other than indebtedness under its existing indentures) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by GSK or any of GSK’s subsidiaries or affiliates of a merger or other similar business combination involving HGS; or

(b)	of any covenant, term or condition in any instrument or agreement of HGS or any of its subsidiaries that, in GSK’s reasonable judgment, has or may have material adverse significance with respect to either the value of HGS or any of its affiliates or the value of the Shares to GSK or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by GSK or GSK’s consummation of a merger or other similar business combination involving HGS);

(viii)	GSK or any of its affiliates enters into a definitive agreement or announces an agreement in principle with HGS providing for a merger or other similar business combination with HGS or any of its subsidiaries or the purchase of securities or assets of HGS or any of its subsidiaries, or GSK and HGS reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix)	HGS or any of its subsidiaries shall have:

(a)	granted to any person proposing a merger or other business combination with or involving HGS or any of its subsidiaries or the purchase of securities or assets of HGS or any of its subsidiaries any type of option, warrant or right which, in GSK’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of HGS or any of its subsidiaries); or

(b)	paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(x)	any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to GSK and Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The Schedule TO states that the foregoing conditions are for the sole benefit of GSK, Purchaser and their affiliates and may be asserted by GSK in its discretion regardless of the circumstances giving rise to any such conditions or may be waived by GSK in its sole discretion in whole or in part at any time or from time to time before the expiration date of the Offer. The Schedule TO also states that GSK expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, GSK’s failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

ANNEX B

May 16, 2012

Board of Directors

Human Genome Sciences, Inc.

14200 Shady Grove Road

Rockville, Maryland 20850-7464

Members of the Board:

You have asked us to advise you with respect to the adequacy, from a financial point of view, of the Offer (as defined below) made by GlaxoSmithKline plc (the “Acquiror”) to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Human Genome Sciences, Inc. (the “Company”) (other than the Acquiror and its affiliates). Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2012 and in the related letter of transmittal (together, the “Offer to Purchase”), H. Acquisition Corp., a wholly owned subsidiary of the Acquiror (the “Acquisition Sub”) has commenced an offer to purchase all of the outstanding shares of Company Common Stock at a purchase price of $13.00 per share (the “Offer Price”), net to the seller in cash, without interest (the “Offer”). As more fully described in the Offer to Purchase, the Acquiror has stated that it intends, promptly following consummation of the Offer, to seek to consummate a merger with the Company pursuant to which all remaining shares of Company Common Stock would be converted into the right to receive the Offer Price, without interest.

In arriving at our opinion, we have reviewed the Offer to Purchase and a draft dated May 16, 2012 of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed with the Securities and Exchange Commission in the form provided to us on the date of this opinion. We have also reviewed certain other information relating to the Company and financial forecasts for the Company, including the assessments as to the validity of, risks associated with, and probability of successful commercialization of, the Company’s products and product candidates, the perpetuity growth rates of the Company’s products after the expiration of the patents relating thereto, and estimates with respect to the Company’s use of its tax net operating losses and tax credits (the “Forecasts”), provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. The management of the Company has advised us, and we have assumed, that the Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company and the probabilities of the results reflected therein. In addition, we have relied upon, with your consent and without independent verification, the assessments of the management of the Company as to the Company’s existing and future products and product candidates and the validity of, risks associated with, probability of successful commercialization of, and peak worldwide sales attributable to, such products and product candidates (including, without limitation, the timing of development, testing, governmental approvals and marketing thereof, the validity and life of patents with respect thereto and the potential impact of competition thereon). We have assumed, with your consent, that the Company’s tax net operating losses and tax credits will be utilized at the times and in the manner provided to or discussed with us by the management of the Company. The management of the Company has also advised us, and we have assumed, without independent verification, that a sale of the Company to a third party other than the Acquiror or its affiliates would not adversely affect the Company’s rights under its agreements with the Acquiror in a way that would be material to our analyses or opinion. We have also assumed, with your consent, that there will be no developments with respect to any such matters that would be material to our analyses or opinion. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the adequacy, from a financial point of view, to the holders of Company Common Stock (other than the Acquiror and its affiliates) of the Offer and does not address any other aspect or implication of the Offer or any other agreement, arrangement or understanding to be entered into in connection with the Offer or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of the Company, or class of such persons, relative to the Offer Price or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, tax, regulatory, economic, market and other conditions as they exist and can be evaluated on the date hereof.

We are acting as financial advisor to the Company in connection with the Offer and a potential sale transaction involving the Company and will receive a fee for our services, a portion of which we became entitled to receive upon the rendering of our opinion and a significant portion of which is contingent upon the consummation of a sale transaction involving the Company. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, and in the future we may provide, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation. We and our affiliates also have in the past provided, and are currently providing and in the future we may provide, investment banking and other financial services to the Acquiror and its affiliates for which we and our affiliates have received, and would expect to receive, compensation, including having acted as a co-manager in connection with the public offering in May 2012 of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, the Acquiror. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Offer, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and does not constitute advice or a recommendation to any stockholder as to how such stockholder should act on any matter relating to the proposed Offer.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer is inadequate, from a financial point of view, to holders of Company Common Stock (other than the Acquiror and its affiliates).

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:
Managing Director

ANNEX C

200 West Street | New York, New York 10282

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

May 16, 2012

Board of Directors

Human Genome Sciences, Inc.

14200 Shady Grove Road

Rockville, Maryland 20850-7464

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Human Genome Sciences, Inc. (the “Company”) of the $13.00 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by GlaxoSmithKline plc (“GSK”) and H. Acquisition Corp., a wholly owned subsidiary of GSK (the “Offeror”), with the Securities and Exchange Commission on May 10, 2012 (the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that the Offeror intends, promptly following consummation of the Offer, to seek to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) pursuant to which all remaining Shares would be converted into the right to receive the Consideration, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, GSK, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions for the accounts of Goldman, Sachs & Co. and its affiliates and their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, all of which are contingent on the consummation of a sale of all or a portion of the Company. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We also have provided certain investment banking services to GSK and its affiliates from time to time for which our Investment Banking

Securities and Investment Services Provided by Goldman, Sachs & Co.

C-1

Board of Directors

Human Genome Sciences, Inc.

May 16, 2012

Division has received, and may receive, compensation, including having acted as financial advisor to GSK in connection with the sale of certain of its over-the-counter consumer healthcare brands in December 2011; and as co-manager with respect to the public offering of 0.750% Notes due 2015 (aggregate principal amount of $1 billion), 1.500% Notes due 2017 (aggregate principal amount of $2 billion) and 2.850% Notes due 2022 (aggregate principal amount of $2 billion) issued by a subsidiary of, and guaranteed by, GSK in May 2012. We may also in the future provide investment banking services to the Company, GSK and their respective affiliates for which our Investment Banking Division may receive compensation.

We further note that concurrent with the issuance of the Company’s 3% Convertible Senior Notes due 2018 (aggregate principal amount of $494.5 million) (the “Convertible Notes”) in November 2011, the Company entered into capped call transactions with respect to the Shares (collectively, the “Capped Call Transactions”) with Goldman, Sachs & Co., acting as principal for its own account, and another counterparty consisting of the purchase by the Company of capped call options with respect to 37,110,692 shares of the Company’s common stock, the aggregate number of shares underlying the Convertible Notes. In accordance with the terms of the Capped Call Transactions, the Capped Call Transactions may be cancelled upon certain events, including if the Transactions (or another transaction in which all of the outstanding Shares are acquired for cash) were consummated, and Goldman, Sachs & Co. and the other counterparty would be required, acting respectively as calculation agent under the Capped Call Transactions to which it is a party, to determine an amount in cash equal to the fair value of such Capped Call Transactions at the time of any such cancellation and to pay such amount to the Company. In addition, as a result of the Company’s announcement on April 19, 2012 that it had received an unsolicited acquisition proposal from GSK, under the terms of the Capped Call Transactions, Goldman, Sachs & Co. and the other counterparty, each acting as calculation agent under the Capped Call Transactions to which it is a party, became entitled to make an adjustment to the terms thereof to reflect the economic effect of such announcement. Goldman, Sachs & Co. and the other counterparty, each acting as calculation agent under the Capped Call Transactions to which it is a party, will be entitled to make further adjustments to the terms of such Capped Call Transactions including in connection with any publicly announced change to (or abandonment of) the Offer or any public announcement of an alternative acquisition proposal for the Company. All actions or exercises of judgment by Goldman Sachs & Co. or the other counterparty as calculation agent must be done in good faith and a commercially reasonable manner.

In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on May 17, 2012, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2011; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; annual reports to shareholders and Annual Reports on Form 20-F of GSK for the five fiscal years ended December 31, 2011; certain other communications from the Company and GSK to their respective stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company, including assumed probabilities associated with certain future events contemplated by such forecasts, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of GSK for, and the potential benefits for GSK of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

C-2

Board of Directors

Human Genome Sciences, Inc.

May 16, 2012

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us and have, with your consent, relied on such information as being complete and accurate in all material respects. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, GSK or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view to the holders (other than the Offeror and any of its affiliates) of Shares, as of the date hereof, of the Consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. We do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

C-3